SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025.
Commission File Number:
001-14856

ORIX Corporation
(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER,
2-4-1
Hamamatsu-cho,
Minato-ku,
Tokyo, JAPAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.)
Form
20-F
☒  Form
40-F ☐

Table of Document(s) Submitted

1.
This is an English translation of ORIX Corporation’s semi-annual financial report (hanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 13, 2025, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2025 and September 30, 2025 and for the six months ended September 30, 2024 and 2025.

Exhibit 101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.

Exhibit 104	Cover Page formatted as Inline XBRL and contained in Exhibit 101.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 13, 2025	By	/s/ YASUAKI MIKAMI
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION
Notes to Translation

1.
The following is an English translation of ORIX Corporation
’
s semi-annual financial report (
hanki houkokusho
) as filed with the Kanto Financial Bureau in Japan on November 13, 2025, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2025 and September 30, 2025 and for the six months ended September 30, 2024 and 2025.

2.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.
This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form
20-F
filed with the U.S. Securities and Exchange Commission.
The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries
(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Six months ended September 30, 2024	Six months ended September 30, 2025	Fiscal year ended March 31, 2025
Total revenues	¥1,403,633	¥1,564,497	¥2,874,821
Income before income taxes	256,991	391,482	480,463
Net income attributable to ORIX Corporation shareholders	182,946	271,096	351,630
Comprehensive Income attributable to ORIX Corporation shareholders	59,896	488,394	335,644
ORIX Corporation shareholders’ equity	3,902,197	4,441,677	4,089,782
Total assets	16,339,977	17,604,283	16,866,251
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	159.42	240.42	307.74
Diluted (yen)	159.15	239.91	307.16
ORIX Corporation shareholders’ equity ratio (%)	23.9	25.2	24.2
Cash flows from operating activities	600,040	608,013	1,300,193
Cash flows from investing activities	(602,448)	(791,090)	(1,309,695)
Cash flows from financing activities	130,462	246,616	149,322
Cash, Cash Equivalents and Restricted Cash at end of Period	1,303,620	1,395,723	1,321,983
(2) Overview of Activities
During the six months ended September 30, 2025, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors
Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form
20-F
for the fiscal year ended March 31, 2025 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of the factors or other factors.

3.	Analysis of Financial Results and Condition
The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations for the six months ended September 30, 2025. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this semi-annual financial report
(hanki houkokusho)
.

(1)	Qualitative Information Regarding Consolidated Financial Results
Financial Highlights
Financial Results for the Six Months Ended September 30, 2025

Total revenues	¥1,564,497 million (Up 11% year on year)
Total expenses	¥1,321,619 million (Up 10% year on year)
Income before income taxes	¥391,482 million (Up 52% year on year)
Net income attributable to ORIX Corporation Shareholders	¥271,096 million (Up 48% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥240.42 (Up 51% year on year)
(Diluted)	¥239.91 (Up 51% year on year)
ROE (Annualized) *1	12.7% (9.3% during the same period in the previous fiscal year)
ROA (Annualized) *2	3.15% (2.24% during the same period in the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.
Total revenues for the six months ended September 30, 2025 increased 11% to ¥1,564,497 million compared to ¥1,403,633 million during the same period of the previous fiscal year primarily due to gains on investment securities and dividends, including the recognition of a gain of ¥11,840 million related to the transfer of shares of Greenko Energy Holdings, as well as increases in life insurance premiums, related investment income, and service income.
Total expenses increased 10% to ¥1,321,619 million compared to ¥1,206,661 million during the same period of the previous fiscal year primarily due to increases in life insurance costs and selling, general and administrative expenses, offset by decreases in other (income) and expenses.
Equity in net income of equity method investments increased by ¥21,890 million to ¥50,406 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and equity method investments and liquidation losses, net increased by ¥66,695 million to ¥98,198 million compared to the same period of the previous fiscal year, mainly due to the recognition of a gain of ¥83,135 million from the transfer of shares of Greenko Energy Holdings.
Due to the above results, income before income taxes for the six months ended September 30, 2025 increased 52% to ¥391,482 million compared to ¥256,991 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 48% to ¥271,096 million compared to ¥182,946 million during the same period of the previous fiscal year.

Segment Information
Our operating segments, used by the chief operating decision maker to make decisions about resource allocations and assess performance, are organized into ten segments based on our business management organization which is classified by the nature of major products and services, customer base, regulations, and business areas. The ten segments are Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia.
Total revenues and profits by segment for the six months ended September 30, 2024 and 2025 are as follows:

	Millions of yen
	Six months ended September 30, 2024		Six months ended September 30, 2025		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥228,804	¥45,566	¥244,604	¥58,640	¥15,800	7	¥13,074	29
Real Estate	260,179	50,357	273,854	49,094	13,675	5	(1,263)	(3)
PE Investment and Concession	181,026	46,997	197,495	56,657	16,469	9	9,660	21
Environment and Energy	88,962	2,346	114,741	119,685	25,779	29	117,339	—
Insurance	235,172	40,857	301,019	50,856	65,847	28	9,999	24
Banking and Credit	30,450	13,107	36,903	12,529	6,453	21	(578)	(4)
Aircraft and Ships	51,302	32,011	55,936	21,952	4,634	9	(10,059)	(31)
ORIX USA	75,665	16,607	84,672	(1,803)	9,007	12	(18,410)	—
ORIX Europe	126,677	20,797	133,885	22,079	7,208	6	1,282	6
Asia and Australia	117,610	19,124	114,683	19,693	(2,927)	(2)	569	3

Total	1,395,847	287,769	1,557,792	409,382	161,945	12	121,613	42

Difference between Segment Total and Consolidated Amounts	7,786	(30,778)	6,705	(17,900)	(1,081)	(14)	12,878	—

Total Consolidated Amounts	¥1,403,633	¥256,991	¥1,564,497	¥391,482	¥160,864	11	¥134,491	52

Total assets by segment as of March 31, 2025 and September 30, 2025 are as follows:

	Millions of yen
	March 31, 2025		September 30, 2025		Change
	Segment Assets	Composition Ratio (%)	Segment Assets	Composition Ratio (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥1,884,565	11	¥1,855,316	10	¥(29,249)	(2)
Real Estate	1,158,293	7	1,160,346	7	2,053	0
PE Investment and Concession	1,022,944	6	1,054,794	6	31,850	3
Environment and Energy	1,016,175	6	977,372	6	(38,803)	(4)
Insurance	3,009,234	18	3,140,645	18	131,411	4
Banking and Credit	3,144,571	19	3,253,617	18	109,046	3
Aircraft and Ships	1,231,973	7	1,256,054	7	24,081	2
ORIX USA	1,593,939	10	1,917,168	11	323,229	20
ORIX Europe	669,306	4	719,789	4	50,483	8
Asia and Australia	1,725,627	10	1,741,117	10	15,490	1

Total	16,456,627	98	17,076,218	97	619,591	4

Difference between Segment Total and Consolidated Amounts	409,624	2	528,065	3	118,441	29

Total Consolidated Amounts	¥16,866,251	100	¥17,604,283	100	¥738,032	4

Segment information for the six months ended September 30, 2025 is as follows:
Corporate Financial Services and Maintenance Leasing
:
Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and
ICT-related
equipment
In corporate financial services, we are engaged in financial businesses with a focus on profitability, and fee businesses by providing life insurance and real estate brokerage products and services to domestic small and medium-sized
enterprise customers, as well as business succession support and M&A broking. In the automobile-related businesses, we possess an industry-leading number of fleets and provide one-stop
access to a full range of automobile services. In the rental business operated by ORIX Rentec Corporation, we are not only providing electronic measuring instruments and
ICT-related
equipment lending, but we are also developing new services relating to robots, 3D printing, etc.
Segment profits increased 29% to ¥58,640 million compared to the same period of the previous fiscal year primarily due to increases in operating leases revenues, finance revenues, equity in net income (loss) of equity method investment, and gains on sales of subsidiaries and equity method investments.
Segment assets decreased 2% to ¥1,855,316 million compared to the end of the previous fiscal year primarily due to decreases in installment loans and loans to ORIX and its subsidiaries, partially offset by an increase in investment in operating leases.

	Six months ended September 30, 2024	Six months ended September 30, 2025	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥30,890	¥35,585	¥4,695	15
Gains on investment securities and dividends	1,460	2,398	938	64
Operating leases	139,859	150,390	10,531	8
Sales of goods and real estate	1,812	2,020	208	11
Services income	54,783	54,211	(572)	(1)

Total Segment Revenues	228,804	244,604	15,800	7

Segment Expenses:
Interest expense	3,278	5,666	2,388	73
Costs of operating leases	98,878	103,609	4,731	5
Costs of goods and real estate sold	1,489	1,631	142	10
Services expense	29,522	29,578	56	0
Other (income) and expense	8,757	10,190	1,433	16
Selling, general and administrative expenses	45,051	44,986	(65)	(0)
Provision for credit losses, and write-downs of long-lived assets and securities	1,060	609	(451)	(43)

Total Segment Expenses	188,035	196,269	8,234	4

Equity in Net income (Loss) of equity method investments and others	4,797	10,305	5,508	115

Segment Profits	¥45,566	¥58,640	¥13,074	29

	As of March 31, 2025	As of September 30, 2025	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥569,380	¥569,392	¥12	0
Installment loans	424,370	397,929	(26,441)	(6)
Investment in operating leases	557,625	583,204	25,579	5
Investment in securities	29,690	32,341	2,651	9
Property under facility operations	43,857	43,219	(638)	(1)
Inventories	433	643	210	48
Advances for finance lease and operating lease	6,177	5,242	(935)	(15)
Equity method investments	16,375	8,338	(8,037)	(49)
Advances for property under facility operations	143	19	(124)	(87)
Goodwill, intangible assets acquired in business combinations	25,268	24,774	(494)	(2)
Other assets	211,247	190,215	(21,032)	(10)

Total Segment Assets	¥1,884,565	¥1,855,316	¥(29,249)	(2)

Real Estate
:
Real estate development, rental and management; facility operations; real estate asset management
We are promoting portfolio rebalancing by taking advantage of favorable market conditions, while also making carefully selected investments in real estate projects based on thorough assessments of profitability and risk, in light of rising construction costs and other external factors. To stabilize our earnings base, we are developing businesses that are less susceptible to real estate market fluctuations, such as asset management, housing-related businesses focused on residential condominium development, and the operation of hotels and Japanese inns. From an operational perspective, we are working to strengthen the entire value chain by improving efficiency and service quality, including the use of digital transformation.
Segment profits decreased 3% to ¥49,094 million compared to the same period of the previous fiscal year primarily due to a decrease in operating leases revenues, and increases in selling, general and administrative expenses and costs of goods and real estate sold, partially offset by an increase in services income.
Segment assets totaled ¥1,160,346 million, remaining relatively unchanged compared to the end of the previous fiscal year primarily due to decreases in trade notes, accounts and other receivable and property under facility operations, partially offset by increases in equity method investments, inventories, and investment in operating leases.

	Six months ended September 30, 2024	Six months ended September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥2,467	¥2,439	¥(28)	(1)
Gains on investment securities and dividends	845	1,103	258	31
Operating leases	37,842	25,700	(12,142)	(32)
Sales of goods and real estate	61,793	64,965	3,172	5
Services income	157,232	179,647	22,415	14

Total Segment Revenues	260,179	273,854	13,675	5

Segment Expenses:
Interest expense	1,172	2,566	1,394	119
Costs of operating leases	11,941	12,224	283	2
Costs of goods and real estate sold	49,789	54,982	5,193	10
Services expense	125,059	133,414	8,355	7
Other (income) and expense	703	(3,014)	(3,717)	—
Selling, general and administrative expenses	20,873	22,995	2,122	10
Provision for credit losses, and write-downs of long-lived assets and securities	60	138	78	130

Total Segment Expenses	209,597	223,305	13,708	7

Equity in Net income (Loss) of equity method investments and others	(225)	(1,455)	(1,230)	—

Segment Profits	¥50,357	¥49,094	¥(1,263)	(3)

	As of March 31, 2025	As of September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥45,810	¥42,489	¥(3,321)	(7)
Installment loans	30	21	(9)	(30)
Investment in operating leases	311,377	329,729	18,352	6
Investment in securities	6,209	10,042	3,833	62
Property under facility operations	175,153	158,463	(16,690)	(10)
Inventories	182,652	192,716	10,064	6
Advances for finance lease and operating lease	78,044	66,865	(11,179)	(14)
Equity method investments	177,956	206,442	28,486	16
Advances for property under facility operations	7,401	7,578	177	2
Goodwill, intangible assets acquired in business combinations	50,801	49,752	(1,049)	(2)
Other assets	122,860	96,249	(26,611)	(22)

Total Segment Assets	¥1,158,293	¥1,160,346	¥2,053	0

PE Investment and Concession
:
Private equity investment and concession
In the private equity business, we aim to enhance the corporate value of investees and to earn sustainable gains on sales through rebalancing our portfolio. We are expanding investments in our focus industries and, in addition to rollups starting from existing investees, we seek to capture investment opportunities arising from business succession needs due to the absence of a successor, as well as carve-outs and take-private transactions as part of corporate restructurings. We also seek diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports in Kansai (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.
Segment profits increased 21% to ¥56,657 million compared to the same period of the previous fiscal year primarily due to increases in equity in net income (loss) of equity method investments and gains on sales of office facilities, partially offset by the absence of gains on sales of subsidiaries and equity method investments recorded in the first quarter of the previous fiscal year as a result of the sale of investees.
Segment assets increased 3% to ¥1,054,794 million compared to the end of the previous fiscal year primarily due to increases in equity method investments, property under facility operations, restricted cash, and goodwill, intangible assets acquired in business combinations, partially offset by a decrease in cash and cash equivalents.

	Six months ended September 30, 2024	Six months ended September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥5,978	¥6,433	¥455	8
Gains on investment securities and dividends	586	475	(111)	(19)
Operating leases	20,605	17,492	(3,113)	(15)
Sales of goods and real estate	122,384	134,971	12,587	10
Services income	31,473	38,124	6,651	21

Total Segment Revenues	181,026	197,495	16,469	9

Segment Expenses:
Interest expense	1,655	2,436	781	47
Costs of operating leases	13,072	11,359	(1,713)	(13)
Costs of goods and real estate sold	84,951	94,912	9,961	12
Services expense	21,928	25,863	3,935	18
Other (income) and expense	(449)	(4,027)	(3,578)	—
Selling, general and administrative expenses	43,194	44,318	1,124	3
Provision for credit losses, and write-downs of long-lived assets and securities	93	936	843	906

Total Segment Expenses	164,444	175,797	11,353	7

Equity in Net income (Loss) of equity method investments and others	30,415	34,959	4,544	15

Segment Profits	¥46,997	¥56,657	¥9,660	21

	As of March 31, 2025	As of September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,640	¥1,375	¥(265)	(16)
Installment loans	124,411	129,094	4,683	4
Investment in operating leases	46,796	46,504	(292)	(1)
Investment in securities	6,117	6,371	254	4
Property under facility operations	53,832	66,860	13,028	24
Inventories	41,021	41,897	876	2
Advances for finance lease and operating lease	3	39	36	—
Equity method investments	148,274	190,703	42,429	29
Advances for property under facility operations	728	3,383	2,655	365
Goodwill, intangible assets acquired in business combinations	331,003	337,643	6,640	2
Other assets	269,119	230,925	(38,194)	(14)

Total Segment Assets	¥1,022,944	¥1,054,794	¥31,850	3

Environment and Energy
:
Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management
We aim to increase services revenue as a comprehensive energy service provider by promoting our renewable energy business and electric power retailing business. In our solar power generation business, we have owned and operated one of the largest solar power capacities in total in Japan. We intend to accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market. In the recycling and waste management business, we are making new investments in facilities with the aim of further expansion of business. We are accelerating the restructuring of our business portfolio through capital recycling.
Segment profits increased by ¥117,339 million to ¥119,685 million compared to the same period of the previous fiscal year primarily due to increases in gains on sales of subsidiaries and equity method investments and gains on investment securities and dividends.
Segment assets decreased 4% to ¥977,372 million compared to the end of the previous fiscal year primarily due to decreases in equity method investments and goodwill, intangible assets acquired in business combinations, partially offset by increases in investment in securities and loans to ORIX and its subsidiaries.

	Six months ended September 30, 2024	Six months ended September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥616	¥3,772	¥3,156	512
Gains on investment securities and dividends	(8)	20,092	20,100	—
Operating leases	39	48	9	23
Sales of goods and real estate	1,481	1,534	53	4
Services income	86,834	89,295	2,461	3

Total Segment Revenues	88,962	114,741	25,779	29

Segment Expenses:
Interest expense	6,211	6,946	735	12
Costs of operating leases	9	9	0	—
Costs of goods and real estate sold	836	1,022	186	22
Services expense	65,705	65,685	(20)	(0)
Other (income) and expense	562	(5,249)	(5,811)	—
Selling, general and administrative expenses	10,828	12,875	2,047	19
Provision for credit losses, and write-downs of long-lived assets and securities	238	335	97	41

Total Segment Expenses	84,389	81,623	(2,766)	(3)

Equity in Net income (Loss) of equity method investments and others	(2,227)	86,567	88,794	—

Segment Profits	¥2,346	¥119,685	¥117,339	—

	As of March 31, 2025	As of September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥2,092	¥1,838	¥(254)	(12)
Installment loans	3,609	4,884	1,275	35
Investment in operating leases	237	229	(8)	(3)
Investment in securities	32,032	148,462	116,430	363
Property under facility operations	487,241	487,081	(160)	(0)
Inventories	2,551	2,330	(221)	(9)
Equity method investments	170,946	10,365	(160,581)	(94)
Advances for property under facility operations	70,081	74,608	4,527	6
Goodwill, intangible assets acquired in business combinations	120,743	112,496	(8,247)	(7)
Other assets	126,643	135,079	8,436	7

Total Segment Assets	¥1,016,175	¥977,372	¥(38,803)	(4)

Insurance
:
Life insurance
In the life insurance business, we sell life insurance through agents, banks and other financial institutions, face-to-face
sales through our own consulting services, and online sales. With a core policy in product development to promptly provide products that meet the diverse and evolving needs of our customers, we constantly expand the product lineup and aim to increase corporate value. In addition, we are improving investment returns by expanding investments in high-yield assets, including alternative assets, and by flexibly reallocating our investment portfolio.
Segment profits increased 24% to ¥50,856 million compared to the same period of the previous fiscal year primarily due to an increase in life insurance premiums and related investment income.
Segment assets increased 4% to ¥3,140,645 million compared to the end of the previous fiscal year primarily due to increases in reinsurance recoverables and investment in securities, partially offset by a decrease in cash and cash equivalents.

	Six months ended September 30, 2024	Six months ended September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥159	¥72	¥(87)	(55)
Life insurance premiums and related investment income	235,014	300,947	65,933	28
Services income	(1)	0	1	—

Total Segment Revenues	235,172	301,019	65,847	28

Segment Expenses:
Interest expense	81	259	178	220
Life insurance costs	166,834	221,076	54,242	33
Other (income) and expense	(140)	(3)	137	—
Selling, general and administrative expenses	27,539	28,857	1,318	5
Provision for credit losses, and write-downs of long-lived assets and securities	1	(26)	(27)	—

Total Segment Expenses	194,315	250,163	55,848	29

Equity in Net income (Loss) of equity method investments and others	(0)	(0)	(0)	—

Segment Profits	¥40,857	¥50,856	¥9,999	24

	As of March 31, 2025	As of September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥12,805	¥13,849	¥1,044	8
Investment in operating leases	26,167	26,050	(117)	(0)
Investment in securities	2,234,453	2,296,469	62,016	3
Equity method investments	35,865	40,348	4,483	12
Goodwill, intangible assets acquired in business combinations	4,452	4,452	0	—
Other assets*	695,492	759,477	63,985	9

Total Segment Assets	¥3,009,234	¥3,140,645	¥131,411	4

*	Other assets include reinsurance recoverables.

Banking and Credit
:
Banking and consumer finance
In the banking business, we aim to improve profitability by expanding the scope of our merchant banking operations in addition to the origination of real estate investment loans, which remains the core of our banking business. In the consumer finance business, we aim to enhance our personal financial services by forming joint ventures with companies that have a strong customer and business base.
Segment profits decreased 4% to ¥12,529 million compared to the same period of the previous fiscal year primarily due to a decrease in gains on investment securities and dividends and an increase in selling, general and administrative expense, partially offset by an increase in finance revenues.
Segment assets increased 3% to ¥3,253,617 million compared to the end of the previous fiscal year primarily due to increases in installment loans and cash and cash equivalents, partially offset by a decrease in investment securities.

	Six months ended September 30, 2024	Six months ended September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥28,818	¥39,642	¥10,824	38
Gains on investment securities and dividends	65	(3,976)	(4,041)	—
Services income	1,567	1,237	(330)	(21)

Total Segment Revenues	30,450	36,903	6,453	21

Segment Expenses:
Interest expense	2,745	8,790	6,045	220
Services expense	4,433	4,289	(144)	(3)
Other (income) and expense	106	13	(93)	(88)
Selling, general and administrative expenses	10,635	11,961	1,326	12
Provision for credit losses, and write-downs of long-lived assets and securities	308	207	(101)	(33)

Total Segment Expenses	18,227	25,260	7,033	39

Equity in Net income (Loss) of equity method investments and others	884	886	2	0

Segment Profits	¥13,107	¥12,529	¥(578)	(4)

	As of March 31, 2025	As of September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,511,736	¥2,631,885	¥120,149	5
Investment in securities	305,441	255,716	(49,725)	(16)
Equity method investments	43,934	43,840	(94)	(0)
Other assets	283,460	322,176	38,716	14

Total Segment Assets	¥3,144,571	¥3,253,617	¥109,046	3

Aircraft and Ships
:
Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage
In the aircraft-related business, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market through various initiatives, including mutually complementary relationships with Avolon. In the ship-related business, we are promoting asset replacement based on market conditions, expanding fee income by arranging investments in ships for domestic corporate investors, and pursuing business expansion in terms of scale and scope through strategic acquisitions.
Segment profits decreased 31% to ¥21,952 million compared to the same period of the previous fiscal year primarily due to an increase in costs of operating leases and a decrease in foreign exchange (gains) losses in the ship-related business, partially offset by an increase in operating leases revenues in the same business.
Segment assets increased 2% to ¥1,256,054 million compared to the end of the previous fiscal year primarily due to increases in investment in operating leases and net investment in leases in the aircraft business, partially offset by decreases in investment in operating leases and installment loans in the ship-related business.

	Six months ended September 30, 2024	Six months ended September 30, 2025	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥3,333	¥2,020	¥(1,313)	(39)
Gains on investment securities and dividends	139	251	112	81
Operating leases	41,900	44,048	2,148	5
Sales of goods and real estate	196	553	357	182
Services income	5,734	9,064	3,330	58

Total Segment Revenues	51,302	55,936	4,634	9

Segment Expenses:
Interest expense	8,563	10,189	1,626	19
Costs of operating leases	17,581	23,031	5,450	31
Costs of goods and real estate sold	199	420	221	111
Services expense	2,151	3,857	1,706	79
Other (income) and expense	(2,543)	1,282	3,825	—
Selling, general and administrative expenses	5,004	6,657	1,653	33
Provision for credit losses, and write-downs of long-lived assets and securities	(0)	(1)	(1)	—

Total Segment Expenses	30,955	45,435	14,480	47

Equity in Net income (Loss) of equity method investments and others	11,664	11,451	(213)	(2)

Segment Profits	¥32,011	¥21,952	¥(10,059)	(31)

	As of March 31, 2025	As of September 30, 2025	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥0	¥11,768	¥11,768	—
Installment loans	36,119	25,993	(10,126)	(28)
Investment in operating leases	599,813	626,577	26,764	4
Investment in securities	9,387	4,506	(4,881)	(52)
Property under facility operations	28	26	(2)	(7)
Inventories	1,588	1,842	254	16
Advances for finance lease and operating lease	27,816	34,820	7,004	25
Equity method investments	402,567	402,807	240	0
Goodwill, intangible assets acquired in business combinations	43,024	50,960	7,936	18
Other assets	111,631	96,755	(14,876)	(13)

Total Segment Assets	¥1,231,973	¥1,256,054	¥24,081	2

ORIX USA
:
Finance, investment and asset management in the Americas
ORIX Corporation USA is strategically expanding its business domains and developing a diverse range of businesses, including corporate finance, bond investment, real estate finance, and private equity investment. In addition, by managing third-party off-balance sheet assets, we are working to appropriately control asset size and secure stable fee income, while aiming to improve capital efficiency and achieve sustainable profit growth.
Segment profits decreased by ¥18,410 million to losses of ¥1,803 million compared to the same period of the previous fiscal year primarily due to a decrease in gains on sales of subsidiaries and equity method investments, and increases in provision for credit losses and selling, general and administrative expenses, partially offset by an increase in gains on investment securities and dividends.
Segment assets increased 20% to ¥1,917,168 million compared to the end of the previous fiscal year due to an increase in goodwill, intangible assets acquired in business combinations as a result of a new acquisition of a subsidiary in the second quarter of fiscal 2026, and increases in installment loans and trade notes, accounts and other receivables.

	Six months ended September 30, 2024	Six months ended September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥53,163	¥51,219	¥(1,944)	(4)
Gains on investment securities and dividends	(280)	7,801	8,081	—
Operating leases	292	1,038	746	255
Sales of goods and real estate	235	575	340	145
Services income	22,255	24,039	1,784	8

Total Segment Revenues	75,665	84,672	9,007	12

Segment Expenses:
Interest expense	22,225	24,980	2,755	12
Costs of operating leases	649	1,297	648	100
Costs of goods and real estate sold	151	267	116	77
Services expense	854	867	13	2
Other (income) and expense	(2,284)	(395)	1,889	—
Selling, general and administrative expenses	45,360	49,684	4,324	10
Provision for credit losses, and write-downs of long-lived assets and securities	1,617	6,911	5,294	327

Total Segment Expenses	68,572	83,611	15,039	22

Equity in Net income (Loss) of equity method investments and others	9,514	(2,864)	(12,378)	—

Segment Profits	¥16,607	¥(1,803)	¥(18,410)	—

	As of March 31, 2025	As of September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥451	¥428	¥(23)	(5)
Installment loans	652,805	721,213	68,408	10
Investment in operating leases	21,260	27,312	6,052	28
Investment in securities	487,022	508,690	21,668	4
Property under facility operations and servicing assets	76,469	75,660	(809)	(1)
Inventories	137	518	381	278
Equity method investments	54,817	79,389	24,572	45
Goodwill, intangible assets acquired in business combinations	171,884	329,036	157,152	91
Other assets	129,094	174,922	45,828	35

Total Segment Assets	¥1,593,939	¥1,917,168	¥323,229	20

ORIX Europe
:
Asset management of global equity and fixed income
In this segment we are engaged in the asset management business through investments in stocks, bonds, etc. In addition to the focus on expanding the existing businesses by leveraging our expertise as a pioneer in sustainable investment, we are working to increase assets under management and enhance profitability through initiatives such as broadening our lineup of active ETFs and offering white-label products. We are also engaged in capturing a wide range of business opportunities including M&A as the strategic business location of ORIX Group in Europe.
Segment profits increased 6% to ¥22,079 million compared to the same period of the previous fiscal year primarily due to an increase in services income.
Segment assets increased 8% to ¥719,789 million compared to the end of the previous fiscal year primarily due to a general increase as a result of foreign exchange effects.

	Six months ended September 30, 2024	Six months ended September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥1,990	¥1,518	¥(472)	(24)
Gains on investment securities and dividends	3,821	9,437	5,616	147
Services income	120,866	122,930	2,064	2

Total Segment Revenues	126,677	133,885	7,208	6

Segment Expenses:
Interest expense	373	265	(108)	(29)
Services expense	32,629	33,764	1,135	3
Other (income) and expense	4,609	3,429	(1,180)	(26)
Selling, general and administrative expenses	69,026	74,172	5,146	7
Provision for credit losses, and write-downs of long-lived assets and securities	115	148	33	29

Total Segment Expenses	106,752	111,778	5,026	5

Equity in Net income (Loss) of equity method investments and others	872	(28)	(900)	—

Segment Profits	¥20,797	¥22,079	¥1,282	6

	As of March 31, 2025	As of September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥86,008	¥95,095	¥9,087	11
Equity method investments	8,578	8,517	(61)	(1)
Goodwill, intangible assets acquired in business combinations	354,801	377,703	22,902	6
Other assets	219,919	238,474	18,555	8

Total Segment Assets	¥669,306	¥719,789	¥50,483	8

Asia and Australia
:
Finance and investment businesses in Asia and Australia
Our overseas subsidiaries are primarily engaged in financial services such as leasing and lending across Asian countries and Australia and also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.
Segment profits increased 3% to ¥19,693 million compared to the same period of the previous fiscal year primarily due to decreases in equity in net income (loss) of equity method investments and finance revenues in Greater China, partially offset by a decrease in credit loss expenses in Greater China, as well as increases in finance revenues and equity in net income (loss) of equity method investments in Asia-Pacific.
Segment assets increased 1% to ¥1,741,117 million compared to the end of the previous fiscal year primarily due to increases in investment in operating leases and net investment in leases as a result of foreign exchange effects in Asia-Pacific, partially offset by decreases in net investment in leases and installment loans in Greater China.

	Six months ended September 30, 2024	Six months ended September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥37,885	¥35,309	¥(2,576)	(7)
Gains on investment securities and dividends	(47)	167	214	–
Operating leases	67,510	67,820	310	0
Sales of goods and real estate	246	219	(27)	(11)
Services income	12,016	11,168	(848)	(7)

Total Segment Revenues	117,610	114,683	(2,927)	(2)

Segment Expenses:
Interest expense	20,972	18,916	(2,056)	(10)
Costs of operating leases	48,902	48,393	(509)	(1)
Costs of goods and real estate sold	229	198	(31)	(14)
Services expense	7,599	7,235	(364)	(5)
Other (income) and expense	(621)	(325)	296	–
Selling, general and administrative expenses	21,782	22,405	623	3
Provision for credit losses, and write-downs of long-lived assets and securities	4,555	2,877	(1,678)	(37)

Total Segment Expenses	103,418	99,699	(3,719)	(4)

Equity in Net income (Loss) of equity method investments and others	4,932	4,709	(223)	(5)

Segment Profits	¥19,124	¥19,693	¥569	3

	As of March 31, 2025	As of September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥547,966	¥573,261	¥25,295	5
Installment loans	315,128	283,373	(31,755)	(10)
Investment in operating leases	394,764	438,307	43,543	11
Investment in securities	37,768	35,054	(2,714)	(7)
Property under facility operations	1,844	2,033	189	10
Inventories	615	206	(409)	(67)
Advances for finance lease and operating lease	4,833	3,217	(1,616)	(33)
Equity method investments	260,395	249,690	(10,705)	(4)
Advances for property under facility operations	51	0	(51)	(99)
Goodwill, intangible assets acquired in business combinations	6,986	6,840	(146)	(2)
Other assets	155,277	149,136	(6,141)	(4)

Total Segment Assets	¥1,725,627	¥1,741,117	¥15,490	1

(2) Financial Condition

	As of March 31, 2025	As of September 30, 2025	Change

			Amount	Percent (%)

	(Millions of yen except per share, ratios and percentages)
Total assets	¥16,866,251	¥17,604,283	¥738,032	4
(Segment assets)	16,456,627	17,076,218	619,591	4
Total liabilities	12,691,036	13,034,239	343,203	3
(Short- and long-term debt)	6,282,798	6,521,348	238,550	4
(Deposits)	2,449,812	2,628,153	178,341	7
ORIX Corporation shareholders’ equity	4,089,782	4,441,677	351,895	9
ORIX Corporation shareholders’ equity per share (yen)*1	3,599.24	3,982.69	383.45	11
ORIX Corporation shareholders’ equity ratio*2	24.2%	25.2%	—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.5x	1.5x	—	—
Total assets increased 4% to ¥17,604,283 million compared to the balance as of March 31, 2025 primarily due to increases in investment in securities, installment loans, investment in operating leases and other assets (mainly goodwill, intangible assets acquired in business combinations and reinsurance recoverable), primarily offset by decreases in equity method investments. In addition, segment assets increased 4% to ¥17,076,218 million compared to the balance as of March 31, 2025.
Total liabilities increased 3% to ¥13,034,239 million compared to the balance as of March 31, 2025 primarily due to increases in long-term debt and deposits, primarily offset by decreases in policy liabilities and policy account balances and trade notes, accounts and other payable.
Shareholders’ equity increased 9% to ¥4,441,677 million compared to the balance as of March 31, 2025.

(3) Liquidity and Capital Resources
ORIX Group formulates funding policies that are designed to maintain and improve procurement stability and reduce liquidity risk. As a concrete measure to maintain and improve procurement stability while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk, we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both procurement stability and financial efficiency and review the necessary levels accordingly.
The Company continues to closely monitor the impact of geopolitical risks and the direction of monetary policy by major central banks on the liquidity and capital resources of the ORIX Group.
Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short-term and long-term debt and deposits on a consolidated basis was ¥9,149,501 million as of September 30, 2025. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings was about 200 as of September 30, 2025. Our debt from capital markets is mainly composed of bonds, Medium Term Notes, Commercial Paper, and securitization of loans receivables and other assets. The majority of deposits are attributable to ORIX Bank Corporation.
Short-term and long-term debt and deposits
(a) Short-term debt

	Millions of yen
	March 31, 2025	September 30, 2025
Borrowings from financial institutions	¥461,466	¥456,797
Secured borrowings on securities lending transactions	80,626	145,879
Commercial paper	7,588	7,200

Total short-term debt	¥549,680	¥609,876

Short-term debt as of September 30, 2025 was ¥609,876 million, which accounted for 9% of the total amount of short-term and long-term debt (excluding deposits) as compared to 9% as of March 31, 2025.

While the amount of short-term debt as of September 30, 2025 was ¥609,876 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of September 30, 2025 was ¥1,990,319 million, maintaining a sufficient level of liquidity.

(b) Long-term debt

	Millions of yen
	March 31, 2025	September 30, 2025
Borrowings from financial institutions and other	¥4,031,105	¥4,106,231
Bonds	1,251,120	1,368,785
Medium-term notes	387,316	411,231
Payables under securitized loan receivables and other assets	63,577	25,225

Total long-term debt	¥5,733,118	¥5,911,472

The balance of long-term debt as of September 30, 2025 was ¥5,911,472 million, which accounted for 91% of the total amount of short-term and long-term debt (excluding deposits) as compared to 91% as of March 31, 2025.

(c) Deposits

	Millions of yen
	March 31, 2025	September 30, 2025
Deposits	¥2,449,812	¥2,628,153
Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows
Cash, cash equivalents and restricted cash as of September 30, 2025, increased by ¥73,740 million to ¥1,395,723 million compared to March 31, 2025.
Cash flows provided by operating activities were an inflow of ¥608,013 million in the six months ended September 30, 2025, up from ¥600,040 million during the same period of the previous fiscal year. This change resulted primarily from a decrease in trade notes, accounts and other receivable.
Cash flows used in investing activities were an outflow of ¥791,090 million in the six months ended September 30, 2025, up from ¥602,448 million during the same period of the previous fiscal year. This change resulted primarily from an increase in originations of installment loans and a decrease in principal collected on installment loans, partially offset by an increase in proceeds from sales of equity method investments.
Cash flows provided by financing activities were an inflow of ¥246,616 million in the six months ended September 30, 2025, up from ¥130,462 million during the same period of the previous fiscal year. This change resulted primarily from an increase in proceeds from debt with maturities longer than three months and deposits due to customers, partially offset by a change from an increase to a decrease in call money.
(5) Management Policy and Strategy
There were no significant changes for the six months ended September 30, 2025.
(6) Challenges to be addressed on a priority basis
There were no significant changes for the six months ended September 30, 2025.
(7) Research and Development Activity
There were no significant changes in research and development activities for the six months ended September 30, 2025.
(8) Major Facilities
There were no significant changes in major facilities for the six months ended September 30, 2025.

4.	Material Contracts
Not applicable.

5.	Company Stock Information
(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)
(1) Issued Shares, Common Stock and Capital Reserve
The number of issued shares, the amount of common stock and capital reserve for the six months ended September 30, 2025 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	September 30, 2025	Increase, net	September 30, 2025	Increase, net	September 30, 2025
0	1,162,962	¥0	¥221,111	¥0	¥248,290
(2) List of Major Shareholders
The following is a list of major shareholders based on our share registry as of September 30, 2025:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
The Master Trust Bank of Japan, Ltd. (Trust Account)	207,964	18.59%
Akasaka Intercity AIR, 1-8-1, Akasaka, Minato-ku, Tokyo
Custody Bank of Japan, Ltd. (Trust Account)	89,092	7.96
1-8-12, Harumi, Chuo-ku, Tokyo
State Street Bank And Trust Company 505001	37,100	3.31
One Congress Street, Suite 1 Boston Massachusetts USA
Citibank, N.A.-NY, As Depositary Bank For Depositary Share Holders	26,089	2.33
388 Greenwich Street New York, NY 10013 USA
State Street Bank West Client-Treaty 505234	24,409	2.18
1776 Heritage Drive, North Quincy, MA 02171 USA
SMBC Nikko Securities Inc.	19,696	1.76
3-3-1, Marunouchi, Chiyoda-ku, Tokyo
JP Morgan Chase Bank 385864	17,416	1.55
25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom
JP Morgan Chase Bank 385781	16,525	1.47
25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom
BNYM AS AGT/CLTS 10 PERCENT	16,080	1.43
240 Greenwich Street, New York, New York 10286 USA
JP Morgan Securities Japan Co., Ltd.	16,004	1.43
Tokyo Building, 2-7-3, Marunouchi, Chiyoda-ku, Tokyo

	470,377	42.04%

Notes: 1	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.

: 2
In addition to the above, the Company has treasury stock shares of 44,330 thousand shares. The Company’s shares held through the Board Incentive Plan Trust (3,386 thousand shares) are not included in the number of treasury stock shares.

: 3
On September 19, 2025, Sumitomo Mitsui Trust Asset Management Co., Ltd. and Amova Asset Management Co., Ltd. jointly filed a large shareholding report (an amendment report), as required under Japanese regulations, disclosing their shareholdings in the Company as of September 15, 2025, as follows. This information is not included in the List of Major Shareholders above because we were unable to confirm the reported number of shares held in our shareholder registry as of September 30, 2025.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Sumitomo Mitsui Trust Asset Management Co., Ltd.	34,845	3.00%
Amova Asset Management Co., Ltd.	25,259	2.17

Total	60,105	5.17%

6.	Directors and Executive Officers
Between the filing date of Form
20-F
for the fiscal year ended March 31, 2025 and September 30, 2025, personnel changes of directors and executive officers are as follows:

Name	New Position	Prior Position	Date of Change
Satoru Matsuzaki
Member of the Board of Directors
Deputy President Executive Officer
Group Strategy Business Unit, Responsible for Asia-Pacific
Head of Corporate Business Headquarters
Chairperson, ORIX Auto Corporation
Chairperson, ORIX Rentec Corporation

Member of the Board of Directors
Deputy President Executive Officer
Group Strategy Business Unit, Responsible for Asia and Australia
Head of Corporate Business Headquarters
Chairperson, ORIX Auto Corporation
Chairperson, ORIX Rentec Corporation
July 1, 2025
Yoshiaki Matsuoka	Executive Officer Group Strategy Business Unit Responsible for Asia-Pacific Business	Executive Officer Group Strategy Business Unit Asia and Australia Business Group	July 1, 2025

7.	Financial Information
(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2025	September 30, 2025
Cash and Cash Equivalents		¥1,206,573	¥1,275,912
Restricted Cash		115,410	119,811
Net Investment in Leases		1,167,380	1,200,669
Installment Loans		4,081,019	4,208,241
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥97,694 million
September 30, 2025	¥85,724 million
Allowance for Credit Losses		(56,769)	(58,990)
Investment in Operating Leases		1,967,178	2,086,405
Investment in Securities		3,234,547	3,393,331
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥41,018 million
September 30, 2025	¥41,499 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2025
Amortized Cost	¥3,174,036 million
Allowance for Credit Losses	¥(670) million
September 30, 2025
Amortized Cost	¥3,394,683 million
Allowance for Credit Losses	¥(771) million
Property under Facility Operations		771,851	767,159
Equity method investments		1,320,015	1,240,679
Trade Notes, Accounts and Other Receivable		411,012	413,144
Inventories		229,229	240,377
Office Facilities		191,957	192,910
Other Assets		2,226,849	2,524,635
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥2,586 million
September 30, 2025	¥1,515 million

Total Assets		¥16,866,251	¥17,604,283

Note:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2025	September 30, 2025
Cash and Cash Equivalents	¥1,333	¥465
Net Investment in Leases (Net of Allowance for Credit Losses)	6,482	15,160
Installment Loans (Net of Allowance for Credit Losses)	71,668	14,203
Investment in Operating Leases	77,480	81,883
Property under Facility Operations	91,323	75,314
Equity method Investments	49,409	49,156
Other	45,402	36,474

	¥343,097	¥272,655

		$		$
		Millions of yen
Liabilities and Equity		March 31, 2025		September 30, 2025
Liabilities:
Short-Term Debt			¥549,680		¥609,876
Deposits			2,449,812		2,628,153
Trade Notes, Accounts and Other Payable			339,787		317,205
Policy Liabilities and Policy Account Balances			1,948,047		1,724,828
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥136,257 million
September 30, 2025	¥142,700 million
Current and Deferred Income Taxes			578,781		675,172
Long-Term Debt			5,733,118		5,911,472
Other Liabilities			1,091,811		1,167,533

Total Liabilities			12,691,036		13,034,239

Redeemable Noncontrolling Interests			3,432		48,186

Commitments and Contingent Liabilities
Equity:
Common Stock			221,111		221,111
Additional Paid-in Capital			234,193		235,206
Retained Earnings			3,354,911		3,560,087
Accumulated Other Comprehensive Income			341,298		558,624
Treasury Stock, at Cost			(61,731)		(133,351)

ORIX Corporation Shareholders’ Equity			4,089,782		4,441,677
Noncontrolling Interests			82,001		80,181

Total Equity			4,171,783		4,521,858

Total Liabilities and Equity			¥16,866,251		¥17,604,283

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	$		$
	Millions of yen
	March 31, 2025		September 30, 2025
Trade Notes, Accounts and Other Payable		525		582
Long-Term Debt		199,360		155,828
Other		16,749		15,819

		¥216,634		¥172,229

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Revenues:
Finance revenues	¥164,734	¥177,350
Gains on investment securities and dividends	6,550	37,697
Operating leases	310,848	309,624
Life insurance premiums and related investment income	233,808	299,708
Sales of goods and real estate	190,874	206,964
Services income	496,819	533,154

Total revenues	1,403,633	1,564,497

Expenses:
Interest expense	83,717	93,811
Costs of operating leases	192,799	201,850
Life insurance costs	166,863	220,628
Costs of goods and real estate sold	139,155	154,612
Services expense	290,952	305,228
Other (income) and expense	10,902	401
Selling, general and administrative expenses	314,225	332,954
Provision for credit losses	7,319	9,989
Write-downs of long-lived assets	506	1,397
Write-downs of securities	223	749

Total expenses	1,206,661	1,321,619

Operating Income	196,972	242,878
Equity in Net Income of Equity method investments	28,516	50,406
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	31,503	98,198

Income before Income Taxes	256,991	391,482
Provision for Income Taxes	74,862	116,622

Net Income	182,129	274,860

Net Income (Loss) Attributable to the Noncontrolling Interests	(973)	3,691

Net Income Attributable to the Redeemable Noncontrolling Interests	156	73

Net Income Attributable to ORIX Corporation Shareholders	¥182,946	¥271,096

	Yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥159.42	¥240.42
Diluted:	159.15	239.91

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	$		$
	Millions of yen
	Six months ended September 30, 2024		Six months ended September 30, 2025
Net Income		¥182,129		¥274,860

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities		(54,756)		(88,065)
Impact of changes in policy liability discount rate		2,741		311,459
Net change of debt valuation adjustments		(75)		188
Net change of defined benefit pension plans		(526)		5,545
Net change of foreign currency translation adjustments		(63,533)		(4,988)
Net change of unrealized gains (losses) on derivative instruments		(8,229)		(7,093)

Total other comprehensive income (loss)		(124,378)		217,046

Comprehensive Income		57,751		491,906

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests		(2,132)		3,043

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests		(13)		469

Comprehensive Income Attributable to ORIX Corporation Shareholders		¥59,896		¥488,394

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)
Six months ended September 30, 2024

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2024	¥221,111	¥233,457	¥3,259,730	¥357,148	¥(129,980)	¥3,941,466	¥80,499	¥4,021,965

Cumulative effect of adopting Accounting Standards Update 2023-02	¥0	¥0	¥(157)	¥0	¥0	¥(157)	¥0	¥(157)

Balance at April 1, 2024	¥221,111	¥233,457	¥3,259,573	¥357,148	¥(129,980)	¥3,941,309	¥80,499	¥4,021,808

Contribution to subsidiaries						0	3,405	3,405
Transaction with noncontrolling interests						0	(4,553)	(4,553)
Comprehensive income (loss), net of tax:
Net income (loss)			182,946			182,946	(973)	181,973
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(54,744)		(54,744)	0	(54,744)
Impact of changes in policy liability discount rate				2,741		2,741	0	2,741
Net change of debt valuation adjustments				(75)		(75)	0	(75)
Net change of defined benefit pension plans				(525)		(525)	(1)	(526)
Net change of foreign currency translation adjustments				(62,223)		(62,223)	(1,153)	(63,376)
Net change of unrealized gains (losses) on derivative instruments				(8,224)		(8,224)	(5)	(8,229)

Total other comprehensive income (loss)						(123,050)	(1,159)	(124,209)

Total comprehensive income (loss)						59,896	(2,132)	57,764

Cash dividends			(64,405)			(64,405)	(509)	(64,914)
Acquisition of treasury stock					(35,417)	(35,417)	0	(35,417)
Disposal of treasury stock		(158)			316	158	0	158
Other, net		656				656	0	656

Balance at September 30, 2024	¥221,111	¥233,955	¥3,378,114	¥234,098	¥(165,081)	¥3,902,197	¥76,710	¥3,978,907

Six months ended September 30, 2025

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2025	¥221,111	¥234,193	¥3,354,911	¥341,298	¥(61,731)	¥4,089,782	¥82,001	¥4,171,783

Contribution to subsidiaries						0	5,345	5,345
Transaction with noncontrolling interests		304		28		332	(5,132)	(4,800)
Comprehensive income, net of tax:
Net income			271,096			271,096	3,691	274,787
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(88,059)		(88,059)	0	(88,059)
Impact of changes in policy liability discount rate				311,459		311,459	0	311,459
Net change of debt valuation adjustments				188		188	0	188
Net change of defined benefit pension plans				5,548		5,548	(3)	5,545
Net change of foreign currency translation adjustments				(4,776)		(4,776)	(614)	(5,390)
Net change of unrealized gains (losses) on derivative instruments				(7,062)		(7,062)	(31)	(7,093)

Total other comprehensive income (loss)						217,298	(648)	216,650

Total comprehensive income						488,394	3,043	491,437

Cash dividends			(65,920)			(65,920)	(5,076)	(70,996)
Acquisition of treasury stock					(71,681)	(71,681)	0	(71,681)
Disposal of treasury stock		(77)			60	(17)	0	(17)
Other, net		786			1	787	0	787

Balance at September 30, 2025	¥221,111	¥235,206	¥3,560,087	¥558,624	¥(133,351)	¥4,441,677	¥80,181	¥4,521,858

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Cash Flows from Operating Activities:
Net income	¥182,129	¥274,860
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	200,794	200,486
Principal payments received under net investment in leases	258,428	242,910
Provision for credit losses	7,319	9,989
Equity in net income of equity method investments	(28,516)	(50,406)
Gains on sales of subsidiaries and equity method investments and liquidation losses, net	(31,503)	(98,198)
(Gains) Losses on sales of securities other than trading	(884)	67
Gains on sales of operating lease assets	(44,646)	(31,005)
Write-downs of long-lived assets	506	1,397
Write-downs of securities	223	749
(Increase) Decrease in trading securities	13,853	(9,804)
(Increase) Decrease in inventories	2,465	(10,166)
Decrease in trade notes, accounts and other receivable	28,794	49,311
Decrease in trade notes, accounts and other payable	(18,950)	(19,961)
Increase in policy liabilities and policy account balances	41,053	196,700
Other, net	(11,025)	(148,916)

Net cash provided by operating activities	600,040	608,013

Cash Flows from Investing Activities:
Purchases of lease equipment	(671,739)	(614,727)
Originations of installment loans	(698,963)	(785,606)
Principal collected on installment loans	723,410	617,502
Proceeds from sales of operating lease assets	143,787	125,261
Investments in equity method investees, net	(37,486)	(33,339)
Proceeds from sales of equity method investments	12,847	101,338
Purchases of available-for-sale debt securities	(373,479)	(364,360)
Proceeds from sales of available-for-sale debt securities	225,927	194,812
Proceeds from redemption of available-for-sale debt securities	139,666	69,648
Purchases of equity securities other than trading	(43,981)	(54,486)
Proceeds from sales of equity securities other than trading	20,060	56,183
Purchases of property under facility operations	(23,787)	(29,156)
Acquisitions of subsidiaries, net of cash acquired	(34,279)	(98,371)
Sales of subsidiaries, net of cash disposed	37,724	35,457
Other, net	(22,155)	(11,246)

Net cash used in investing activities	(602,448)	(791,090)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	154,418	128,076
Proceeds from debt with maturities longer than three months	574,786	647,379
Repayment of debt with maturities longer than three months	(571,260)	(505,273)
Net increase in deposits due to customers	49,646	178,424
Cash dividends paid to ORIX Corporation shareholders	(64,405)	(65,920)
Acquisition of treasury stock	(35,417)	(71,681)
Contribution from noncontrolling interests	570	2,117
Purchases of shares of subsidiaries from noncontrolling interests	(13)	(585)
Net increase (decrease) in call money	23,000	(60,000)
Other, net	(863)	(5,921)

Net cash provided by financing activities	130,462	246,616

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	(9,741)	10,201

Net increase in Cash, Cash Equivalents and Restricted Cash	118,313	73,740

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,185,307	1,321,983

Cash, Cash Equivalents and Restricted Cash at End of Period	¥1,303,620	¥1,395,723

Note:
The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of September 30, 2024 and September 30, 2025, respectively.

	Millions of yen
	September 30, 2024	September 30, 2025
Cash and Cash Equivalents	¥1,168,945	¥1,275,912
Restricted Cash	134,675	119,811

Cash, Cash Equivalents and Restricted Cash	¥1,303,620	¥1,395,723

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized
In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”).
These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2025 consolidated financial statements on Form
20-F.
Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form
20-F)
including the consolidated financial statements with the Securities and Exchange Commission.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:
(a) Initial direct costs and loan origination fees and related direct loan origination costs
Under U.S. GAAP, initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease using the interest method. Initial direct costs of operating leases are being deferred and amortized on a straight-line basis over the life of the related lease. Loan origination fees and related direct loan origination costs are mainly being deferred and amortized over the term of the related loans using the interest method.
Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.
(b) Allowance for credit losses
Under U.S. GAAP, the allowance for credit losses to financial assets not individually evaluated is accounted for estimating credit losses expected to occur in the future over the remaining life. And for the credit losses over the remaining life resulting from off-balance
sheet credit exposures, the allowance is recognized.
Under Japanese GAAP, the allowance for loan losses to financial receivables, etc. not individually evaluated is accounted for based on the prior charge-off
experience to the outstanding balance of financial receivables at the reporting date.
(c) Operating leases
Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the lease terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.
Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.
(d) Accounting for life insurance operations
Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the expected period of the policies on a constant-level basis.
Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.
Under U.S. GAAP, certain reinsurance commissions (income) corresponding to expenses directly related to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the expected period of the policies on a constant-level basis.
Under Japanese GAAP, such income is recognized as revenue currently in earnings in each accounting period.
In addition, under U.S. GAAP, policy liabilities for future policy benefits are measured using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. The discount rate is calculated by applying the discount rate as of the valuation date, and assumptions are reviewed at least annually except for the expense assumptions. Changes in the liabilities for future policy benefits resulting from changes of cash flow assumptions are recognized in earnings. Changes in the liabilities for future policy benefits resulting from changes of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax.
Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combinations
Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.
Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.
(f) Accounting for pension plans
Under U.S. GAAP, the net actuarial gain (loss) is amortized using the corridor approach.
Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.
(g) Partial sale of the parent’s ownership interest in subsidiaries
Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.
(h) Consolidated statements of cash flows
Classification in the statements of cash flows under U.S. GAAP differs from that under Japanese GAAP. As significant differences, purchase of lease equipment, proceeds from sales of operating lease assets, installment loans and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.
Under U.S. GAAP, in addition, restricted cash is required to be added to the balance of cash and cash equivalents.
(i) Transfer of financial assets
Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special purpose companies, collectively called special purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. If it is determined from the analysis that the enterprise transferred financial assets in a securitization transaction to SPEs that need to be consolidated, the transaction is not accounted for as a sale.
In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
Under Japanese GAAP, SPEs that meet certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to these types of SPEs in a securitization transaction, the transferee SPEs are not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.
In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
(j) Investment in securities
Under U.S. GAAP, unrealized gains and losses from all equity securities are generally recognized in income. In addition, credit losses on available-for-sale
debt securities are recognized in earnings through an allowance, and unrealized gains and losses on available-for-sale
debt securities related to other factors than credit losses are recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, such unrealized gains and losses from securities other than trading or held-to-maturity
are recognized in other comprehensive income (loss), net of applicable income taxes.

(k) Fair value option
Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, there is no accounting standard for fair value option.
(l) Lessee’s lease
Under U.S. GAAP,
right-of-use
(hereinafter, “ROU”) assets and lease liabilities from the lessee’s lease transaction are generally recognized on the balance sheet.
Under Japanese GAAP, operating leases from the lessee’s lease transaction are off-balance
sheet.

2.	Significant Accounting and Reporting Policies
(a) Principles of consolidation
Consolidated subsidiaries
The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.
In a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. On the other hand, additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions.
A certain overseas subsidiary consolidates subsidiaries determined as investment companies under ASC 946 (“Financial Services – Investment Companies”). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.
All significant intercompany accounts and transactions have been eliminated in preparing our consolidated financial statements.
Equity method investees

(1)	Investment in corporate entities
Investments in corporate entities, in which the Company and its subsidiaries have 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, an equity method investee is recognized.

(2)	Investment in real estate joint ventures
Investments in real estate joint ventures, which includes contracts for the development and operation of real estate, are accounted for by using the equity method.

(3)	Investment in partnerships and other investments
Investments in partnerships and other investments, in which the Company and its subsidiaries have more than 3% to 5% ownership or over which the Company and its subsidiaries can exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected.
Equity method investments are recorded at cost plus/minus the Company and its subsidiaries’ portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.
When an equity method investee issues stocks, which price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, to unrelated third parties, the Company and its subsidiaries adjust the carrying amount of its equity method investee and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.
A lag period of up to three months is used on a consistent basis for recognizing the results of certain consolidated subsidiaries and equity method investees.
(b) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified eleven areas where it believes estimates are particularly significant to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, fair value measurement of assets acquired and liabilities assumed in a business combination, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance
sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and other intangible assets.
(c) Foreign currencies translation
The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each reporting period.

The financial statements of overseas subsidiaries and equity method investees are translated into Japanese yen by applying the exchange rates in effect at the end of each reporting period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and equity method inv estee
s are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.
(d) Revenue recognition
The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on the gross amount as the principal.
Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each revenue item.
Finance Revenues
—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The repayment of lessor costs received from lessees is recognized in revenues from finance leases and those underlying costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.
(2) Revenues from installment loans
Interest income on installment loans is recognized on an accrual basis. Certain related direct loan origination costs, net of loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans.
(3) Revenues from financial guarantees
At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and its subsidiaries are released from the risk of the obligation.

(4)
Non-accrual
policy
For net investment in leases and installment loans,
past-due
financing receivables are receivables for which principal or interest is past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principals and interests are not past-due
30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. However, delinquencies during the relevant period of past-due
financing receivables are out of the scope of the suspension of revenue recognition unless their collections are doubtful when the government issues a request for grace of repayment within a maximum of 6 months due to reasons that cannot be attributed to the obligor, such as a disaster, or when similar requests are made by public bodies. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for credit losses process. The Company and its subsidiaries return non-accrual
loans and net investment in leases to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.
Operating leases
—
Revenues from operating leases are recognized on a straight-line basis over the lease terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In principle, any conditions changed from original lease agreement should be accounted for as a lease modification.
In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥946,341 million and ¥981,454 million as of March 31, 2025 and September 30, 2025, respectively. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.

(e) Insurance and reinsurance transactions
The policies are classified as long-duration contracts and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. Income from insurance policies other than single-payment whole life insurance and individual annuities is recognized as income when due, net of reinsurance premiums paid. Life insurance benefits are recorded as expenses when they are incurred. The calculation of liabilities for future policy benefits other than single-payment whole life insurance and individual annuities is computed using the same contract groupings (also referred to as cohorts) by policy year, currency, payment method (full term payment or limited payment) and product category and the liabilities for future policy benefits are computed using the net level premium method based on expected future policy benefit payments. A liability is recorded for the present value of expected future policy insurance benefits to be paid and certain related costs, less the present value of expected future net premium to be earned, at the time the premium revenue recognized. For limited payment contracts, the excess of gross premiums received over net premium is recorded as a deferred profit liability.
The liabilities for future policy benefits are measured using assumptions such as mortality, morbidity, lapse, expense and discount rates. These assumptions are determined based on historical experience, industry data and other factors. Certain subsidiaries review and update future cash flow assumptions at least annually except for expense assumptions. Certain subsidiaries elected to lock in and not to update expense assumptions after expense assumptions are determined based on the most recent actual results at the time of contract issuance. The net premium ratios for calculating the liabilities for future policy benefits are also updated quarterly by cohort, reflecting actual cash flows. Certain subsidiaries remeasure the liabilities for future policy benefits using the updated net premium ratios as of the beginning of the reporting period in which the assumptions are updated and record the change from the remeasurement as gains or losses in life insurance costs in the consolidated statements of income. For periods subsequent to the remeasurement, certain subsidiaries calculate the liabilities for future policy benefits using updated net premium ratios. If net premiums exceed gross premiums, the liabilities for future policy benefits are increased and the excess is recognized immediately in earnings through life insurance costs in the consolidated statement of income.
Certain subsidiaries use a yield curve based on the yields on single-A
rated fixed-income instruments as upper-medium grade fixed-income instrument yields with durations similar to the liabilities for future policy benefits to determine discount rate assumptions. The yields on single-A
rated fixed-income instruments are referenced in the index provided by a third-party pricing vendor. The discount rate assumptions are updated quarterly and are used for remeasurement of the liability at the reporting date. Changes in the liabilities for future policy benefits resulting from updates of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax. For periods beyond the observable period of the referenced index, the discount rate yield curve beyond the observable period of the referenced index is interpolated to the ultimate forward rate using the Smith-Wilson method.

The insurance contracts sold by certain subsidiaries include variable annuity, variable life, single-payment whole life insurance and fixed annuity insurance contracts. Certain subsidiaries manage investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
Certain subsidiaries provide minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guaranteed risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve certain subsidiaries from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on certain subsidiaries. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.
Policy liabilities and policy account balances for single-payment whole life insurance and fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.
Certain costs related directly to the successful acquisition of new or renewal insurance contracts are deferred. Deferred policy acquisition costs consist primarily of agent commissions, except for policy maintenance costs, and underwriting expenses. For amortization of deferred policy acquisition costs, insurance contracts are grouped by contract year, currency, payment method (full term payment or limited payment) and product category, using the same contract groupings for the calculation of the liabilities for future policy benefits. Insurance contracts for which the liabilities for future policy benefits are not calculated are grouped by policy year, currency, and product category.
Deferred policy acquisition costs are amortized at constant-level basis for each cohort over the expected term of the policies, and the amortization is recorded in life insurance costs in the consolidated statements of income.
For all cohorts, the number of policies in force for the amortization of deferred policy acquisition costs is projected using mortality and lapse rates estimated based on historical experience, industry data and other factors, which are consistent with those assumptions used for calculating the liabilities for future policy benefits. When mortality and lapse rates are updated, the effects on the amortization of deferred policy acquisition costs are derived by updating the projected number of policies in force and recognized prospectively over the expected term of the policies.
Certain reinsurance commissions (income) corresponding to expenses related directly to the successful acquisition of new or renewal of insurance contracts are similarly deferred and amortized in accordance with the above. These amounts are deducted from the unamortized balance of deferred acquisition costs related to the contracts subject to the reinsurance contract.
(f) Allowance for credit losses
The allowance for credit losses estimates credit losses expected to occur in the future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans and other receivables, and is recognized based on management judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.
Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off
experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic and business conditions and expected outlook in the future.
The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The Company and its subsidiaries select the most appropriate calculation method based on available information, such as the nature and related risk characteristics on financial assets, the prior charge-off
experience and future forecast scenario with correlated economic indicators.
The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral, etc.
In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of installment loans and credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.

(g) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicate that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
(h) Investment in securities
Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.
Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.
In addition, investments are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.
Trading debt securities are reported at fair value with unrealized gains and losses included in income.
Available-for-sale
debt securities are reported at fair value, and unrealized gains or losses are recorded in other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, the Company and its subsidiaries consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing
additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
(i) Income taxes
The Company, in general, determines its provision for income taxes for the six months ended September 30, 2024 and 2025 by applying the estimated effective tax rate for the full fiscal year to the actual year-to-date
income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance, on a specific identification basis when the individual items are completely sold or terminated, or on a portfolio basis, under which the remaining tax effects are allocated across the entire portfolio of similar items and recognized when the entire portfolio is liquidated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.
The effective income tax rates for the six months ended September 30, 2024 and 2025 were approximately 29.1% and 29.8%, respectively. For the six months ended September 30, 2024 and 2025, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 2% and a deductible Enterprise tax of approximately 5%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable
income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries. The Company and its certain subsidiaries have applied Japanese Group Relief System for National Corporation tax purposes.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.
(j) Securitized assets
The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.
SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayment rates and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments
The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of trading or economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives are qualified for hedge accounting, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.
If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.
If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.
If a derivative is held as a hedge of a net investment in a foreign operation, changes in the fair value of the derivative are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.
The Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income.
For all hedging relationships that are designated and qualified for hedge accounting, at the inception of the hedge, the Company and its subsidiaries formally document the details of the hedging relationship and the hedging activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.
(l) Pension plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Among the plans, the costs of defined benefit pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.
The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.
(m) Stock-based compensation
In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.
(n) Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.
(o) Installment loans
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2025 and September 30, 2025 were ¥111,527 million and ¥95,050 million, respectively. There were ¥97,694 million and ¥85,724 million of l oans
held for sale as of March 31, 2025 and September 30, 2025, respectively, measured at fair value by electing the fair value option.
(p) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels) and environmental assets (including mega solar and wind power plants), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥238,185 million and ¥245,560 million as of March 31, 2025 and September 30, 2025, respectively.
(q) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2025 and September 30, 2025, residential condominiums under development were ¥116,416 million and ¥122,566 million, respectively, and completed residential condominiums and merchandise for sale were ¥112,813 million and ¥117,811 million, respectively.
(r) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥65,155 million and ¥67,666 million as of March 31, 2025 and September 30, 2025, respectively.
(s)
Right-of-use
assets
The Company and its subsidiaries record the
Right-of-use
assets (hereinafter, “ROU assets”) recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.
ROU assets consist of the amount of the initial measurement of the lease liability and any lease payments made to the lessor at or before the commencement date and stated at cost less accumulated amortization. The initial measurement of the lease liability is at the present value of the lease payments not yet paid, discounted using the lessee’s incremental borrowing rate at lease commencement. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.
(t) Other assets
Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, prepaid expenses for property tax, maintenance fees and insurance premiums in relation to lease contracts, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.

(u) Business combinations
The Company and its subsidiaries account for all business combinations using the acquisition method. Under the acquisition method, the assets acquired and liabilities assumed are recognized and measured based on their fair values at the date control is obtained. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
The measurement of the fair value of identifiable assets acquired and liabilities assumed in a business combination may require significant judgments, assumptions, and estimates. For intangible assets acquired in a business combination, when observable market values are not available, the Company and its subsidiaries measure fair value using valuation techniques such as the excess earnings method and the royalty exemption method, which use future sales growth rates, operating margins, discount rates, etc.
(v) Goodwill and other intangible assets
The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment whenever such events or changes occur.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before we perform a quantitative goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the quantitative goodwill impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill at the reporting unit which is either the same level as an operating segment level or one level below an operating segment.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired before we perform a quantitative impairment test. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. We compare the fair value with the carrying amount of the indefinite-lived intangible asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount and an impairment loss is recognized in an amount equal to the difference.
The amount of goodwill was ¥621,858 million and ¥783,996 million as of March 31, 2025 and September 30, 2025, respectively.
The amount of other intangible assets was ¥525,411 million and ¥551,157 million as of March 31, 2025 and September 30, 2025, respectively.
(w) Other Liabilities
Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and maintenance services of software, measurement equipment and other, and derivative liabilities and allowance for credit losses on off-balance
sheet credit exposures.

(x) Earnings per share
Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.
(y) Redeemable noncontrolling interests
Noncontrolling interests in a certain subsidiary are redeemable interests which are subject to call and put rights upon certain equity holder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liab il
ities and equity on the consolidated balance sheets at its estimated redemption value.
(z) New accounting pronouncements

In November 2023, Accounting Standards Update
2023-07
(“Improvements to Reportable Segment Disclosures”) was issued. This update requires improved disclosures for reportable segments, primarily through enhanced disclosures about significant segment expenses. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2024 for the fiscal year and on April 1, 2025 for the interim periods. Since this update relates to disclosure requirements, the adoption had no material impact on the Company and its subsidiaries’ results of operations or financial position.
In December 2023, Accounting Standards Update
2023-08
(“Accounting for and Disclosure of Crypto Assets”—Subtopic
350-60
(“Intangibles—Goodwill and Other—Crypto Assets”)) was issued. This update requires that crypto assets within the scope of this Subtopic generally be remeasured at fair value at the end of the reporting period and that changes in carrying amount due to remeasurement be recognized in the income statement. It also requires new disclosures about crypto assets within the scope of this Subtopic. This update is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2025. The adoption of this update had no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In December 2023, Accounting Standards Update
2023-09
(“Improvements to Income Tax Disclosures”— ASC 740 (“Income Taxes”)) was issued. This update requires annual disclosure of income taxes. It requires disclosure of specific categories in the rate reconciliation and separate disclosure and additional information for reconciliation items that are equal to or greater than 5% of the amount computed by multiplying income (or loss) before income taxes by the applicable statutory income tax rate. It also requires disclosure of the amount of income taxes paid disaggregated by national, local and foreign. Additionally, it requires separate disclosure of the amount of income taxes paid disaggregated by each tax jurisdiction in which income taxes paid is equal to or greater than 5% of the total income taxes paid. This update is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries adopted this update that requires annual disclosures on April 1, 2025. Since this update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.
In March 2024, Accounting Standards Update
2024-01
(“Scope Application of Profits Interest and Similar Awards”— ASC 718 (“Compensation—Stock Compensation”)) was issued. This update clarifies how an entity should apply the scope guidance to determine whether profits interest and similar awards (“profits interests awards” from hereafter) should be accounted for in accordance with ASC 718 (“Compensation—Stock Compensation”). This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company and its subsidiaries adopted this update on April 1, 2025 choosing the option to apply the update prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The adoption of this update had no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

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In November 2024, Accounting Standards Update
2024-03
(“Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures”—(Subtopic
220-40))
was issued, and related update clarifying effective date was issued thereafter. This update requires that entities disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. It also requires specified expenses, gains or losses that are already disclosed under existing US GAAP to be included in the disclosure of the relevant expense captions, and any remaining amounts to be described qualitatively. Additionally, separate disclosures of total selling expenses and its definition are also required. This update is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027, and early adoption is permitted. This update will either be applied prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2027 for annual disclosure and on April 1, 2028 for interim disclosure. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ disclosures.
In November 2024, Accounting Standards Update
2024-04
(“Induced Conversions of Convertible Debt Instruments”—Subtopic
470-20
(“Debt—Debt with Conversion and Other Options”)) was issued. This update clarifies the application requirements for accounting treatment when conversions are induced by incentives. This update is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, and early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2026. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In May 2025, Accounting Standards Update
2025-03
(“Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity”—ASC 805 (“Business Combinations”), ASC 810 (“Consolidation”)) was issued. This update requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in the guidance of Subtopic
805-10
(“Business Combinations—Overall”) to determine which entity is the accounting acquirer. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update requires that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In May 2025, Accounting Standards Update
2025-04
(“Clarifications to Share-Based Consideration Payable to a Customer”—ASC 718 (“Compensation—Stock Compensation”), ASC 606 (“Revenue from Contracts with Customers”)) was issued. This update revised the definition of the term performance conditions for share-based consideration payable to a customer, including conditions based on the volume or monetary amount of a customer’s purchase of goods or services. When share-based consideration payable to a customer included service conditions, it eliminated the policy election permitting the entity to account for forfeitures as they occur, and the entity is required to estimate the number of forfeitures expected to occur. Additionally, it clarifies that share-based consideration payable to a customer is not subject to the constraint on estimates of variable consideration in ASC 606. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied using a modified retrospective approach, with a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption, or retrospectively to all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In July 2025, Accounting Standards Update 2025-05 (“Measurement of Credit Losses for Accounts Receivable and Contract Assets”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update revised the guidance for estimating expected credit losses on trade receivables and contract assets arising from transactions within the scope of ASC 606, Revenue from Contracts with Customers. The amendments allow all entities to apply a practical expedient when developing reasonable and supportable forecasts for credit loss estimates. Under this expedient, entities may assume that the economic conditions existing as of the reporting date will remain unchanged over the remaining life of the financial asset. Nevertheless, entities are required to adjust historical loss information to reflect current conditions if those conditions differ from those in the historical data. This update is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted. This update requires that an entity apply the new guidance prospectively. The Company and its subsidiaries will adopt this update on April 1, 2026. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In September 2025, Accounting Standards Update 2025-06 (“Targeted Improvements to the Accounting for Internal-Use Software”—Subtopic 350-40 (“Intangibles—Goodwill and Other—Internal-Use Software”)) was issued. This update eliminates accounting consideration of software project stages and requires capitalization to begin when management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended. This update also requires that capitalized internal-use software costs are subject to the disclosure requirements under Subtopic 360-10 (“Property, Plant, and Equipment”), regardless of how such those costs are presented in the financial statements. Furthermore, it also modifies the website development costs guidance by eliminating Subtopic 350-50 and relocating any remaining relevant guidance into Subtopic 350-40. This update is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied to a prospective transition approach, a modified transition approach, under which a cumulative-effect adjustment is recognized in retained earnings as of the beginning of the adoption period, or retrospectively to all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2028. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations, financial position, and disclosures.

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3.	Fair Value Measurements
The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, derivatives, certain reinsurance recoverables, variable annuity and variable life insurance contracts, and certain accounts payable at fair value on a recurring basis.

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The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 and September 30, 2025:
March 31, 2025

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥97,694	¥0	¥29,900	¥67,794
Available-for-sale debt securities:	2,607,637	12,243	2,377,740	217,654
Japanese and foreign government bond securities*2	1,092,526	7,510	1,085,016	0
Japanese prefectural and foreign municipal bond securities	406,830	0	395,952	10,878
Corporate debt securities*3	802,545	4,733	793,560	4,252
CMBS and RMBS in the Americas	106,751	0	99,669	7,082
Other asset-backed securities and debt securities	198,985	0	3,543	195,442
Equity securities*4*5	418,690	137,014	119,466	162,210
Derivative assets:	64,170	361	54,992	8,817
Interest rate swap agreements	17,869	0	17,869	0
Options held/written and other	15,767	0	6,950	8,817
Futures, foreign exchange contracts	20,964	361	20,603	0
Foreign currency swap agreements	9,570	0	9,570	0
Netting*6	(20,495)	—	—	—
Net derivative assets	43,675	—	—	—
Other assets:	2,586	0	0	2,586
Reinsurance recoverables*7	2,586	0	0	2,586

Total	¥3,190,777	¥149,618	¥2,582,098	¥459,061

Liabilities:
Derivative liabilities:	¥56,038	¥129	¥55,257	¥652
Interest rate swap agreements	2,774	0	2,774	0
Options held/written and other	13,715	0	13,063	652
Futures, foreign exchange contracts	39,387	129	39,258	0
Foreign currency swap agreements	159	0	159	0
Credit derivatives written	3	0	3	0
Netting*6	(20,495)	—	—	—
Net derivative Liabilities	35,543	—	—	—
Policy Liabilities and Policy Account Balances:	136,257	0	0	136,257
Variable annuity and variable life insurance contracts*8	136,257	0	0	136,257

Accounts Payable	15,259	0	0	15,259

Contingent Consideration	15,259	0	0	15,259

Total	¥207,554	¥129	¥55,257	¥152,168

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September 30, 2025

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥85,724	¥0	¥33,128	¥52,596
Trading debt securities	834	0	834	0
Available-for-sale debt securities:	2,703,054	8,917	2,401,367	292,770
Japanese and foreign government bond securities*2	1,058,282	3,705	1,054,577	0
Japanese prefectural and foreign municipal bond securities	409,965	0	399,548	10,417
Corporate debt securities*3	941,119	5,212	815,639	120,268
CMBS and RMBS in the Americas	132,296	0	125,258	7,038
Other asset-backed securities and debt securities	161,392	0	6,345	155,047
Equity securities*4*5	446,978	127,195	136,746	183,037
Derivative assets:	84,038	61	75,132	8,845
Interest rate swap agreements	17,841	0	17,841	0
Options held/written and other	15,878	0	7,033	8,845
Futures, foreign exchange contracts	34,213	61	34,152	0
Foreign currency swap agreements	16,098	0	16,098	0
Credit derivatives held	8	0	8	0
Netting*6	(37,649)	—	—	—
Net derivative assets	46,389	—	—	—
Other assets:	1,515	0	0	1,515
Reinsurance recoverables*7	1,515	0	0	1,515

Total	¥3,322,143	¥136,173	¥2,647,207	¥538,763

Liabilities:
Derivative liabilities:	¥74,391	¥200	¥73,410	¥781
Interest rate swap agreements	2,845	0	2,845	0
Options held/written and other	19,618	0	18,837	781
Futures, foreign exchange contracts	51,354	200	51,154	0
Foreign currency swap agreements	573	0	573	0
Credit derivatives written	1	0	1	0
Netting*6	(37,649)	—	—	—
Net derivative Liabilities	36,742	—	—	—
Policy Liabilities and Policy Account Balances:	142,700	0	0	142,700
Variable annuity and variable life insurance contracts*8	142,700	0	0	142,700
Accounts Payable	18,168	0	0	18,168
Contingent Consideration	18,168	0	0	18,168

Total	¥235,259	¥200	¥73,410	¥161,649

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*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were a gain of ¥451 million and a loss o
f
¥1,077 million from the change in the fair value of the loans for the six months ended September 30, 2024 and 2025, respectively. No gains or losses were recognized in earnings during the six months ended September 30, 2024 and 2025 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2025, were ¥98,135 million and ¥97,694 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥441 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of September 30, 2025, were ¥85,865 million and ¥85,724 million, respectively, and the amount of the aggregate fair value was less
than the amount of aggregate unpaid principal balance by ¥141 million. The amounts of aggregate unpaid principal balance and aggregate fair value of loans that are 90 days or more past due or, in non-accrual
status as of March 31, 2025, were ¥17,098 million and ¥16,346 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥752 million. The amounts of aggregate unpaid principal balance and aggregate fair value of loans that are 90 days or more past due or, in non-accrual
status as of September 30, 2025, were ¥11,635 million and ¥11,192 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥443 million.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥41 million and ¥90 million from the change in the fair value of those investments for the six months ended September 30, 2024 and 2025, respectively. The amounts of aggregate fair value elected the fair value option were ¥5,379 million and ¥5,335 million as of March 31, 2025 and September 30, 2025, respectively.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥415 million and ¥365 million from the change in the fair value of those investments for the six months ended September 30, 2024 and 2025, respectively. The amounts of aggregate fair value elected the fair value option were ¥10,679 million and ¥11,676 million as of March 31, 2025 and September 30, 2025, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥1,799 million and ¥1,206 million from the change in the fair value of those investments for the six months ended September 30, 2024 and 2025, respectively. The amounts of aggregate fair value elected the fair value option were ¥24,960 million and ¥24,488 million as of March 31, 2025 and September 30, 2025, respectively.

*5
The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥118,666 million and ¥140,587 million as of March 31, 2025 and September 30, 2025, respectively.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥2,586 million and ¥1,515 million as of March 31, 2025 and September 30, 2025, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings during the six months ended September 30, 2024 and 2025, see Note 17 “Income and Expenses Relating to Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥136,257 million and ¥142,700 million as of March 31, 2025 and September 30, 2025, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the six months ended September 30, 2024 and 2025, see Note 17 “Income and Expenses Relating to Life Insurance Operations.”

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The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2024 and 2025:
Six months ended September 30, 2024

	Millions of yen
	Balance at April 1, 2024	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2024	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2024*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at September 30, 2024*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Loans held for sale	¥96,566	¥(222)	¥(4,910)	¥(5,132)	¥453	¥0	¥(8,837)	¥0	¥83,050	¥56	¥(4,910)
Available-for-sale debt securities	319,297	(3,251)	(6,019)	(9,270)	65,240	(50,630)	(88,336)	0	236,301	(3,649)	25,351
Japanese prefectural and foreign municipal bond securities	10,922	(61)	(476)	(537)	0	0	(9)	0	10,376	(61)	(476)
Corporate debt securities	5,586	(124)	(15)	(139)	0	0	(70)	0	5,377	(325)	(15)
CMBS and RMBS in the Americas	7,165	0	(403)	(403)	0	0	0	0	6,762	0	(403)
Other asset-backed securities and debt securities	295,624	(3,066)	(5,125)	(8,191)	65,240	(50,630)	(88,257)	0	213,786	(3,263)	26,245
Equity securities	162,857	(4,902)	(9,831)	(14,733)	19,451	0	(1,923)	0	165,652	(4,956)	(9,834)
Investment funds	162,857	(4,902)	(9,831)	(14,733)	19,451	0	(1,923)	0	165,652	(4,956)	(9,834)
Derivative assets and liabilities (net)	2,284	6,921	(538)	6,383	0	0	0	0	8,667	6,921	(538)
Options held/written and other	2,284	6,921	(538)	6,383	0	0	0	0	8,667	6,921	(538)
Other asset	2,786	(365)	0	(365)	476	0	(38)	0	2,859	(365)	0
Reinsurance recoverables*5	2,786	(365)	0	(365)	476	0	(38)	0	2,859	(365)	0
Policy Liabilities and Policy Account Balances	167,207	4,141	(104)	4,037	0	0	(11,839)	0	151,331	4,141	(104)
Variable annuity and variable life insurance contracts*6	167,207	4,141	(104)	4,037	0	0	(11,839)	0	151,331	4,141	(104)
Accounts Payable:	14,136	(382)	344	(38)	0	0	0	0	14,174	(382)	344
Contingent Consideration	14,136	(382)	344	(38)	0	0	0	0	14,174	(382)	344

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Six months ended September 30, 2025

	Millions of yen
	Balance at April 1, 2025	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at September 30, 2025	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2025*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at September 30, 2025*2
		Included in earnings *1	Included in other comprehensive income*2	Total
Loans held for sale	¥67,794	¥(682)	¥(561)	¥(1,243)	¥63	¥0	¥(14,018)	¥0	¥52,596	¥(147)	¥(561)
Available-for-sale debt securities	217,654	3,852	2,802	6,654	117,856	(560)	(48,834)	0	292,770	4,537	303
Japanese prefectural and foreign municipal bond securities	10,878	(177)	(97)	(274)	0	0	(187)	0	10,417	(177)	(97)
Corporate debt securities	4,252	4,792	4,016	8,808	107,208	0	0	0	120,268	4,792	(2)
CMBS and RMBS in the Americas	7,082	0	(44)	(44)	0	0	0	0	7,038	0	(45)
Other asset-backed securities and debt securities	195,442	(763)	(1,073)	(1,836)	10,648	(560)	(48,647)	0	155,047	(78)	447
Equity securities	162,210	5,797	(387)	5,410	17,453	0	(2,036)	0	183,037	5,815	(384)
Investment funds	162,210	5,797	(387)	5,410	17,453	0	(2,036)	0	183,037	5,815	(384)
Derivative assets and liabilities (net)	8,165	150	(251)	(101)	0	0	0	0	8,064	150	(251)
Options held/written and other	8,165	150	(251)	(101)	0	0	0	0	8,064	150	(251)
Other asset	2,586	(1,421)	0	(1,421)	412	0	(62)	0	1,515	(1,421)	0
Reinsurance recoverables*5	2,586	(1,421)	0	(1,421)	412	0	(62)	0	1,515	(1,421)	0
Policy Liabilities and Policy Account Balances	136,257	(17,278)	264	(17,014)	0	0	(10,571)	0	142,700	(17,278)	264
Variable annuity and variable life insurance contracts*6	136,257	(17,278)	264	(17,014)	0	0	(10,571)	0	142,700	(17,278)	264
Accounts Payable:	15,259	(244)	(1,190)	(1,434)	1,475	0	0	0	18,168	(244)	(1,190)
Contingent Consideration	15,259	(244)	(1,190)	(1,434)	1,475	0	0	0	18,168	(244)	(1,190)

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and loans held for sale, derivative assets and liabilities (net), and accounts payable are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from loans held for sale are included in “Net change of foreign currency translation adjustments”, unrealized gains and losses from available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities, and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments”, unrealized gains and losses from accounts payable are included in “Net change of foreign currency translation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events. For a reconciliation of the total amount of policy account balances and the balances of market risk benefits related to variable annuity and variable life insurance contracts during year ended March 31, 2025 and for the six months ended September 30, 2025, see Note 18 “Long-Durations Insurance Contracts Relating to Life Insurance Operations.”

In the six months ended September 30, 2024 and 2025, there were no transfers in or out of Level 3.

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The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during year ended March 31, 2025 and the six months ended September 30, 2025. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
Year ended March 31, 2025

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥5,881	¥0	¥0	¥5,881
Investment in operating leases, property under facility operations and office facilities	8,105	0	0	8,105
Certain equity securities	15,193	0	15,193	0
Certain equity method investments	20,619	0	0	20,619

	¥49,798	¥0	¥15,193	¥34,605

Six months ended September 30, 2025

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥168	¥0	¥47	¥121
Real estate collateral-dependent loans (net of allowance for credit losses)	3,490	0	0	3,490
Investment in operating leases	234	0	0	234
Certain equity securities	37,465	0	37,465	0
Certain equity method investments	1,109	0	0	1,109

	¥42,466	¥0	¥37,512	¥4,954

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.
Loans held for sale
Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale.
The loans held for sale in the Americas are classified as Level 2, if the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread. The loans held for sale in the Americas are classified as Level 3, if the Company and its subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market.
Real estate collateral-dependent loans
The allowance for credit losses for large balance
non-homogeneous
loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for loans with deterioration in credit quality determined using a present value technique is not considered a fair value measurement. However, measurement for loans with deterioration in credit quality determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

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The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.
Real estate collateral-dependent loans owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable market prices.
Investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction
Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified these assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.
Movable properties owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets.
Trading debt securities and
available-for-sale
debt securities
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies, appraisals, or broker quotes. Such securities are classified as Level 3, as the valuation models, appraisals, or broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.
The Company and its subsidiaries classified corporate debt securities, CMBS and RMBS in the Americas and other asset-backed securities and debt securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities and debt securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask
spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal
market) and other factors.
The corporate debt securities include a foreign convertible bond. It is measured at fair value using discounted cash flow methodologies and pricing model based on the Monte Carlo simulation model and is classified as Level 3 because such appraisals involve unobservable inputs in the market. The fair value measurement uses projected cash flows based on the business plan. These unobservable inputs contain discount rates and equity volatilities. An increase (decrease) in the discount rate and equity volatility would result in a decrease (increase) in the fair value of corporate debt securities.
With respect to certain CMBS and RMBS in the Americas and other asset-backed securities and debt securities, the Company and its subsidiaries
classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bit price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security, discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities.

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Equity securities and equity method investments
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary measures its investments held by the investment companies which are owned by the subsidiary at fair value. These investment funds, certain equity securities and certain equity method investments are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, appraisals, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounted cash flow methodologies, discounting to net asset value based on inputs that are unobservable in the market, appraisals, or broker quotes.
Derivatives
For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange
traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.
Reinsurance recoverables
Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Variable annuity and variable life insurance contracts
A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Accounts payable (Contingent consideration)
A certain subsidiary records a part of consideration for acquiring noncontrolling interests of its subsidiary as accounts payable (contingent consideration), and it is classified as level 3 because fair value measurement is based on discounted cash flow methodologies.

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Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 and September 30, 2025.

	March 31, 2025
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥67,794	Discounted cash flows	Discount rate	7.0% – 12.1% (9.4%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	6,319	Discounted cash flows	Discount rate	5.8% – 9.8% (8.0%)
	4,559	Appraisals/Broker quotes	—	—
Corporate debt securities	302	Discounted cash flows	Discount rate	1.5% (1.5%)
	3,950	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	7,082	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	34,670	Discounted cash flows	Discount rate	0.4% – 51.2% (5.5%)
			Probability of default	0.2% (0.2%)
	160,772	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds and other	133,585	Discounted cash flows	WACC	13.3% – 23.7% (16.8%)
			EV/Terminal EBITDA multiple	4.2x-12x (8.8x)
		Market multiples	EV/Last twelve months EBITDA multiple	4.3x-9.5x (7.8x)
			EV/Forward EBITDA multiple	4.2x-9x (7.7x)
			EV/Precedent transaction last twelve months EBITDA multiple	4.3x-11.9x (8.7x)
	22,859	Appraisals/Broker quotes	—	—
	5,766	Discounted cash flows	Discount rate	11.5% – 12.0% (11.7%)
Derivative assets:
Options held/written and other	8,297	Discounted cash flows	Discount rate	12.0% – 33.0% (14.7%)
	520	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	2,586	Discounted cash flows	Discount rate	0.5% – 2.4% (1.3%)
			Mortality rate	0.0% – 100.0% (2.9%)
			Lapse rate	1.5% – 14.0% (4.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	100.0% (100.0%)

Total	¥459,061

Liabilities:
Derivative liabilities:
Options held/written and other	¥652	Discounted cash flows	Discount rate	12.0% – 33.0% (14.7%)
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	136,257	Discounted cash flows	Discount rate	0.5% – 2.4% (1.3%)
			Mortality rate	0.0% – 100.0% (2.3%)
			Lapse rate	1.5% – 30.0% (5.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (67.1%)

Accounts Payable:
Contingent Consideration	15,259	Discounted cash flows	EV/Terminal EBITDA multiple	15.0x (15.0x)

Total	¥152,168

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	September 30, 2025
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥52,596	Discounted cash flows	Discount rate	6.8% – 11.3% (8.8%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	5,996	Discounted cash flows	Discount rate	4.2% – 9.8% (7.8%)
	4,421	Appraisals/Broker quotes	—	—
Corporate debt securities	116,025	Discounted cash flows	Discount rate	5.5% (5.5%)
			Equity Volatility	60.0% (60.0%)
	3,933	Appraisals/Broker quotes	—	—
	310	Discounted cash flows	Discount rate	1.6% (1.6%)
CMBS and RMBS in the Americas	7,038	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	41,268	Discounted cash flows	Discount rate	0.4% – 51.2% (5.3%)
			Probability of default	0.2% (0.2%)
	113,779	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	154,908	Market multiples	EV/Last twelve months EBITDA multiple	3.5x-9.3x (8.0x)
			EV/Forward EBITDA multiple	7.4 (7.4x)
	22,388	Appraisals/Broker quotes	—	—
	5,741	Discounted cash flows	Discount rate	11.5% – 12.0% (11.7%)
Derivative assets:
Options held/written and other	8,495	Discounted cash flows	Discount rate	12.0% – 33.0% (14.8%)
	350	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	1,515	Discounted cash flows	Discount rate	0.7% – 2.6% (1.4%)
			Mortality rate	0.0% – 100.0% (3.2%)
			Lapse rate	1.5% – 14.0% (4.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	100.0% (100.0%)

Total	¥538,763

Liabilities:
Derivative liabilities:
Options held/written and other	¥781	Discounted cash flows	Discount rate	12.0% – 33.0% (14.8%)
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	142,700	Discounted cash flows	Discount rate	0.7% – 2.6% (1.4%)
			Mortality rate	0.0% – 100.0% (2.3%)
			Lapse rate	1.5% – 30.0% (5.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (65.7%)
Accounts Payable:
Contingent Consideration	16,679	Discounted cash flows	EV/Terminal EBITDA multiple	15.0x (15.0x)
	1,489	Discounted cash flows	Discount rate	4.8% – 5.0% (4.9%)
			EBTDA Volatility	35.0% (35.0%)

Total	¥161,649

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The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during year ended March 31, 2025 and the six months ended September 30, 2025.

	March 31, 2025
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,064	Direct capitalization	Capitalization rate	4.4% – 5.2% (4.7%)
	4,817	Appraisals/Broker quotes	—	—
Investment in operating leases, property under facility operations and office facilities	3,314	Discounted cash flows	Discount rate	6.1% (6.1%)
	4,791	Appraisals/Broker quotes	—	—
Certain equity method investments	20,619	Appraisals/Broker quotes	—	—

	¥34,605

	September 30, 2025
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥121	Discounted cash flows	Discount rate	5.0% – 8.0% (6.5%)
Real estate collateral-dependent loans (net of allowance for credit losses)	1,142	Direct capitalization	Capitalization rate	4.7% – 5.5% (4.9%)
	2,348	Appraisals/Broker quotes	—	—
Investment in operating leases	234	Appraisals/Broker quotes	—	—
Certain equity method investments	1,109	Appraisals/Broker quotes	—	—

	¥4,954

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.
Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.
Unobservable inputs are weighted by the relative fair value of the asset or liability.
For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

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4.	Acquisitions and Divestitures
(1) Acquisitions
There were no material acquisitions during the six months ended September 30, 2024 and 2025.
(2) Divestitures
Gains on sales of subsidiaries and equity method investments and liquidation losses, net for the six months ended September 30, 2024 and 2025 amounted to ¥31,503 million and ¥98,198 million, respectively. Gains on sales of subsidiaries and equity method investments and liquidation losses, net for the six months ended September 30, 2024 mainly consisted of ¥4,754 million in Corporate Financial Services and Maintenance Leasing segment, ¥19,086 million in PE Investment and Concession segment, ¥(810) million in Environment and Energy segment, ¥1,019 million in Aircraft and Ships segment and ¥7,547 million in ORIX USA segment. Gains on sales of subsidiaries and equity method investments and liquidation losses, net for the six months ended September 30, 2025 mainly consisted of ¥6,915 million in Corporate Financial Services and Maintenance Leasing segment, ¥726 million in PE Investment and Concession segment, ¥88,777 million in Environment and Energy segment, ¥312 million in ORIX USA segment and ¥1,507 million in Asia and Australia segment.

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5.	Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue for the six months ended September 30, 2024 and 2025 are as follows:

	Millions of yen	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Revenues from contracts with customers	¥663,040	¥705,583
Other revenues *	740,593	858,914

Total revenues	¥1,403,633	¥1,564,497

*
Other revenues are not considered to be within the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. When a revenue transaction involves a third party, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.
For further information about breakdowns of revenues disaggregated by goods or services category by segment, see Note 25 “Segment Information.”

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Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as cosmetics, health foods, medical equipment and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors are not in the scope of revenue from contracts with customers. These fees are accounted for as servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.
Automobile related services
Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to the operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial
assets to counterparties that are not considered to be our customers.
Environment and energy services
The Company and its subsidiaries offer services that provide electric power to business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

Real estate management and brokerage
The Company and its subsidiaries mainly offer management of condominiums, office buildings, facilities, and others, to customers, as real estate management and brokerage business. For these services, customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. Therefore, based on progress measured over the contract period with customers, revenues are recognized by directly measuring the value of the services transferred to customers. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Real estate contract work
Certain subsidiaries offer repair and contract work for condominiums, office buildings, facilities, and others, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows:
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer information systems hardware, software maintenance services and support, and maintenance of measurement equipment to customers. For these services, customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Therefore, based on progress measured over the contract period with customers, revenues are recognized by directly measuring the value of the services transferred to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

The following table provides information about balances from contracts with customers as of March 31, 2025 and September 30, 2025.

	Millions of yen
	March 31, 2025	September 30, 2025
Trade Notes, Accounts and Other Receivable	¥208,642	¥197,547
Contract assets (Included in Other Assets)	14,154	15,376
Contract liabilities (Included in Other Liabilities)	40,441	36,663
For the six months ended September 30, 2024 and 2025, there were no significant changes in contract assets and contract liabilities.
For the six months ended September 30, 2024 and 2025, revenues amounting to ¥21,149 million and ¥25,325 million were included in contract liabilities as of the beginning of each fiscal year, respectively.
As of September 30, 2025, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services and real estate sales and amounted to ¥208,043 million. Remaining term for the obligations ranges up to 17 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) and will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less, contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer, sales- or usage-based royalty and directly allocable variable consideration to wholly unsatisfied performance obligation are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.
Variable consideration not included in the transaction price is mainly related to performance fees of the asset management business.

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6.	Leases
Lessor
Lease income for the six months ended September 30, 2024 and 2025 are as follows:

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Lease income—net investment in leases
Interest income	¥45,715	¥47,828
Other	2,044	1,926
Lease income—operating leases *	310,848	309,624

Total lease income	¥358,607	¥359,378

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥23,587 million and ¥10,049 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥21,059 million and ¥20,956 million, for the six months ended September 30, 2024 and 2025, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains a nd
losses from the disposition of net investment in leases were not material for the six months ended September 30, 2024 and 2025.

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7.	Credit Quality of Financial Assets and the Allowance for Credit Losses
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financial assets.

•	Allowance for credit losses

•	Credit quality of financial assets
Credit quality indicators
Past-due
financing receivables
Non-accrual

•	Information about modifications of financing receivables made to debtors experiencing financial difficulty
A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans, net investment in leases and other financial assets measured at amortized cost. Classes of financial assets are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financial assets. Classes of financial assets generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

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The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost as of March 31, 2025, and for the six months ended September 30, 2024 and 2025 :

	Six months ended September 30, 2024
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥3,203	¥68	¥0	¥(44)	¥35	¥1	¥3,263	¥2,972	¥291
Overseas	581	359	0	0	0	(49)	891	432	459
Card loans
Japan	12	(8)	0	0	7	1	12	12	0
Other
Japan	91	(2)	0	0	4	(2)	91	6	85
Overseas	3,060	1,815	0	(2,131)	223	(121)	2,846	1,457	1,389
Installment loans to corporate borrowers:
Non-recourse loans
Japan	429	156	0	0	0	0	585	585	0
The Americas	1,718	445	0	0	0	(127)	2,036	1,038	998
Other than non-recourse loans
Real estate companies
Japan	975	58	0	0	13	(2)	1,044	961	83
Overseas	1,549	361	0	0	0	(130)	1,780	626	1,154
Commercial, industrial and other companies
Japan	857	496	0	(125)	16	0	1,244	773	471
Overseas	25,824	(1,509)	0	(2,433)	24	(3,507)	18,399	11,492	6,907
Loans to Equity method investees	878	1,410	0	(37)	0	(173)	2,078	420	1,658
Purchased loans *1	1,133	7	597	(608)	1	(10)	1,120	530	590
Net investment in leases:	16,780	1,833	0	(1,120)	37	(131)	17,399	10,945	6,454

Subtotal	57,090	5,489	597	(6,498)	360	(4,250)	52,788	32,249	20,539

Other financial assets measured at amortized cost *2	1,020	91	0	(122)	9	(30)	968	268	700

Total	¥58,110	¥5,580	¥597	¥(6,620)	¥369	¥(4,280)	¥53,756	¥32,517	¥21,239

–
59
 –

	March 31, 2025
	Millions of yen
	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥2,891	¥2,609	¥282
Overseas	1,679	505	1,174
Card loans
Japan	36	36	0
Other
Japan	90	6	84
Overseas	3,048	1,355	1,693
Installment loans to corporate borrowers:
Non-recourse loans
Japan	462	462	0
The Americas	2,593	1,548	1,045
Other than non-recourse loans
Real estate companies
Japan	908	877	31
Overseas	2,046	764	1,282
Commercial, industrial and other companies
Japan	1,078	586	492
Overseas	20,063	11,919	8,144
Loans to Equity method investees	1,512	167	1,345
Purchased loans *1	1,342	521	821
Net investment in leases:	18,122	11,236	6,886

Subtotal	55,870	32,591	23,279

Other financial assets measured at amortized cost *2	899	299	600

Total	¥56,769	¥32,890	¥23,879

– 6
0
 –

	Six months ended September 30, 2025
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥2,891	¥93	¥0	¥(31)	¥40	¥(275)	¥2,718	¥2,675	¥43
Overseas	1,679	(95)	0	(78)	0	47	1,553	494	1,059
Card loans
Japan	36	(5)	0	0	4	0	35	35	0
Other
Japan	90	(4)	0	0	2	(84)	4	4	0
Overseas	3,048	1,146	0	(1,286)	184	(16)	3,076	1,295	1,781
Installment loans to corporate borrowers:
Non-recourse loans
Japan	462	100	0	0	0	(6)	556	556	0
Overseas	2,593	2,022	0	0	0	1,029	5,644	2,598	3,046
Other than non-recourse loans
Real estate companies
Japan	908	58	0	0	13	0	979	953	26
Overseas	2,046	178	0	0	0	(967)	1,257	715	542
Commercial, industrial and other companies
Japan	1,078	(13)	0	0	4	(41)	1,028	534	494
Overseas	20,063	2,571	0	(1,992)	59	24	20,725	12,006	8,719
Loans to Equity method investees	1,512	19	0	0	0	(5)	1,526	186	1,340
Purchased loans *1	1,342	7	3,633	(3,659)	0	(984)	339	133	206
Net investment in leases:	18,122	1,426	0	(1,344)	137	321	18,662	11,254	7,408

Subtotal	55,870	7,503	3,633	(8,390)	443	(957)	58,102	33,438	24,664

Other financial assets measured at amortized cost *2	899	64	0	(81)	0	6	888	297	591

Total	¥56,769	¥7,567	¥3,633	¥(8,471)	¥443	¥(951)	¥58,990	¥33,735	¥25,255

Note:	Loans held for sale and policy loan receivables of an insurance entity are not in the scope of allowance for credit losses.

– 6

 –

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2
The allowance for other financial assets measured at amortized cost includes the allowance for credit losses on financing receivables, such as accounts receivable. Other financial assets measured at amortized cost are mainly “Trade notes, accounts and other receivables” on the consolidated balance sheets.

*3
“Provision for credit losses” in the consolidated statements of income amounted to provisions of ¥7,319 million and ¥9,989 million during the six months ended September 30, 2024 and 2025. The reconciliation between the above table and the amounts reported on the consolidated statements of income during the six months ended September 30, 2024 and 2025 are as follows:

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
	Provision for credit losses	Provision for credit losses
Net investment in leases	¥1,833	¥1,426
Installment loans	3,656	6,077

Subtotal in the above table	5,489	7,503

Other financial assets measured at amortized cost	91	64

Total in the above table	5,580	7,567

Off-balance sheet credit exposures *3(a)	1,673	2,320
Available-for-sale debt securities *3(b)	66	102

Amount reported on the consolidated financial statements	¥7,319	¥9,989

*3(a)
The allowance for
off-balance
sheet credit exposure were ¥9,766 million and ¥11,953 million as of March 31, 2025 and September 30, 2025, respectively, and the amounts are recorded in “Other liabilities” on the consolidated balance sheets. For further information, see Note 24 “Commitments, Guarantees and Contingent Liabilities.”

*3(b)
The allowance for
available-for-sale
debt securities were ¥670 million and ¥771 million as of March 31, 2025 and September 30, 2025, respectively, and the amounts are recorded as a reduction in “Investment in securities” on the consolidated balance sheets. For further information, see Note 8 “Investment in Securities.”

*4	Included in Charge-off in write-offs of purchased loans were ¥597 million and ¥3,633 million during the six months ended September 30, 2024 and 2025.
*5	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.
The following table provides information about purchased loans which were acquired for the six months ended September 30, 2024 and 2025:

	Six months ended September 30, 2024	Six months ended September 30, 2025
Purchase price	¥1,129	¥3,862
Allowance for credit losses at acquisition date	597	3,633
Discount or premium attributable to other factors	251	876

Par value	¥1,977	¥8,371

– 6

 –

The Company and its subsidiaries estimate an allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets, and recognize the allowance adequately based on management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic and business conditions and expected outlook in future.
The Company and its subsidiaries manage credit risk using various indicators specific to the region, industry, and types of assets, in accordance with the group risk management policy. For credit transactions, the basic group policy is to obtain sufficient collateral and guarantees, and to diversify industries and borrowers, and the Company and its subsidiaries comprehensively evaluate and monitor the financial condition and cash flows of borrowers, underlying collateral and guarantees, and profitability. The Company and its subsidiaries also manage exposure to potentially high-risk markets by establishing appropriate credit limits through portfolio analysis.
Due to the diversity of assets and risk indicators held by the Company and its subsidiaries, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing
assets as indicators that are common across all classes. The category of non-performing
assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due
90 days or more, financing receivables modified to debtors experiencing financial difficulty, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing
assets when it is probable that the acquisition cost of purchased loans cannot be collected, while all the other purchased loans are included in the category of performing assets.
When certain performing financial assets mainly have similar risk characteristics to other financial assets, the performing financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually.
Loans to consumer borrowers
Loans to consumer borrowers mainly consist of real estate loans and card loans.
The credit quality of real estate loans is affected by the cash flows derived from the property and its collateral value.
The credit quality of card loans is affected by the repayment ability of customers such as customer credit standing or payment history.
The Company and its subsidiaries use these factors to estimate the allowance for credit losses because they are reflected in the probability of default and loss given default in each portfolio.
Loans to corporate borrowers
Loans to corporate borrowers are classified into
non-recourse
loans and loans other than
non-recourse
loans.
The credit quality of
non-recourse
loans for which cash flows from real estate are the source of repayment depends mainly on the real estate collateral value.
Loans other than
non-recourse
loans are classified into either real estate companies or commercial, industrial and other companies, each of which are further divided into Japan and overseas.
The credit quality of real estate companies is affected by mainly Japanese and Americas real estate markets and trends.
The credit quality of commercial, industrial and other companies, which consist of various industries, is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.
The allowance for credit losses for loans to corporate borrowers is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.

– 6

 –

Loans to equity method investees
Equity method investees are diversified in various industries and countries. The credit quality of loans to equity method investees is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.
The allowance for credit losses for loans to equity method investees is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.
Net investment in leases
Net investment in leases consists of leases of various equipment types, including office equipment, industrial machinery, transportation equipment and real estate properties. The allowance for credit losses for net investment in leases is estimated based on the value of the underlying leased assets, debtors’ situation, economic conditions and trends in its industries, and probability of default and loss given default.
In common with portfolio segments, the forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. It also considers forward-looking scenarios of how the selected economic indicators will change in the future. The Company and its subsidiaries use the latest economic forecasts available from the economic reports published by governments and central banks, as well as from third-party information providers as economic indicators.
On the other hand, for periods beyond which the Company and its subsidiaries are able to make or obtain reasonable and supportable forecasts of future economic indicators of the entire life of the financial asset, expected credit losses are estimated for the remaining life mainly using an appropriate reversion approach, mainly immediate reversion to historical credit loss information.
There have been no significant changes during the six months ended September 30, 2025 to methodologies and economic indicators used to estimate the allowance for Credit Losses.
When
non-performing
financial assets with deteriorated credit quality have similar risk characteristics to other financial assets, the allowance for credit losses is collectively evaluated based on mainly loss given default. On the other hand, if the non-performing
financial assets do not have similar risk characteristics to other financial assets, the allowance for credit losses is individually evaluated.
In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the observable market price or the fair value of the collateral securing the financing receivables if the financing receivables are collateral-dependent.
The collateral-dependent financing receivables are defined as the finance receivables, which a debtor would be in financial difficulty and the collection significantly depend on the collateral. These financing receivables are mainly non-recourse
loans and purchased loans for which cash flows from underlying real estate is the source of repayment.
For
non-recourse
loans, their collection depends on the real estate collateral value, which may decline as a result of a decrease in liquidity of the real estate market, a rise in vacancy rate of rental properties, a fall in rents and other factors.
For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, the changes in these risks affect the amount of the allowance for credit losses.
In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

– 6

 –

The following table provides information about the origination years of financial assets as of March 31, 2025 and the gross write-offs recorded during the six months ended September 30, 2024. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

March 31, 2025
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2025	2024	2023	2022	2021	Prior
Consumer borrowers:
Performing	¥358,952	¥154,694	¥159,847	¥143,281	¥227,594	¥936,220	¥1,980,588
Non-Performing	586	1,421	3,101	2,086	668	11,576	¥19,438
Real estate loans
Performing	339,308	142,337	152,451	142,224	227,484	935,996	¥1,939,800
Non-Performing	224	472	2,110	2,057	666	11,487	¥17,016
Other
Performing	19,644	12,357	7,396	1,057	110	224	¥40,788
Non-Performing	362	949	991	29	2	89	¥2,422
Corporate borrowers:
Performing	865,495	246,134	133,623	154,928	42,744	175,757	¥1,618,681
Non-Performing	2,389	15,254	9,656	39,845	11,919	40,392	¥119,455
Non-recourse loans
Japan
Performing	225,394	52,292	10,487	6,932	0	6,372	¥301,477
The Americas
Performing	44,762	20,079	7,540	886	135	9,491	¥82,893
Non-Performing	0	0	67	0	0	3,764	¥3,831
Other than non-recourse loans
Real estate companies in Japan
Performing	205,004	67,092	33,558	23,295	19,072	67,088	¥415,109
Non-Performing	0	0	0	0	8	549	¥557
Real estate companies in overseas
Performing	57,678	2,458	8,833	2,828	504	6,469	¥78,770
Non-Performing	104	6,964	6,586	8,013	4,326	26,279	¥52,272

– 6

 –

March 31, 2025
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2025	2024	2023	2022	2021	Prior
Commercial, industrial and other companies in Japan
Performing	131,439	38,390	20,382	10,761	6,412	17,740	¥225,124
Non-Performing	415	58	130	11	76	86	¥776
Commercial, industrial and other companies in overseas
Performing	201,218	65,823	52,823	110,226	16,621	68,597	¥515,308
Non-Performing	1,870	8,232	2,873	31,821	7,509	9,714	¥62,019
Loans to Equity method investees:
Performing	515	111,724	2,028	0	1,583	14,858	¥130,708
Non-Performing	0	0	0	0	0	1,345	¥1,345
Purchased loans:
Performing	0	52	14	476	86	19,497	¥20,125
Non-Performing	0	0	0	31	0	1,233	¥1,264
Net investment in leases:
Performing	448,045	316,681	179,111	89,639	47,256	64,828	¥1,145,560
Non-Performing	2,381	5,398	4,893	1,879	836	6,433	¥21,820
Japan
Performing	199,069	145,491	101,351	67,720	40,680	60,287	¥614,598
Non-Performing	160	628	763	808	500	1,506	¥4,365
Overseas
Performing	248,976	171,190	77,760	21,919	6,576	4,541	¥530,962
Non-Performing	2,221	4,770	4,130	1,071	336	4,927	¥17,455
Total (excluding revolving repayment card loans)
Performing	¥1,673,007	¥829,285	¥474,623	¥388,324	¥319,263	¥1,211,160	¥4,895,662
Non-Performing	5,356	22,073	17,650	43,841	13,423	60,979	¥163,322

Six months ended September 30, 2024
Millions of yen
	Gross write-offs
Portfolio segment	Origination year (years ended March 31)						Total
Class	2025	2024	2023	2022	2021	Prior
Consumer borrowers:	213	928	897	80	6	51	¥2,175

Real estate loans	0	0	0	0	0	44	¥44
Other	213	928	897	80	6	7	¥2,131
Corporate borrowers:	0	43	35	2,329	14	137	¥2,558

Other than non-recourse loans	0	0	0	0	0	0	¥0
Commercial, industrial and other companies in Japan	0	0	0	0	6	119	¥125
Commercial, industrial and other companies in overseas	0	43	35	2,329	8	18	¥2,433
Loans to Equity method investees:	0	0	0	37	0	0	¥37

Purchased loans:	0	0	0	57	255	296	¥608

Net investment in leases:	0	120	337	218	151	294	¥1,120

Japan	0	3	49	97	122	250	¥521
Overseas	0	117	288	121	29	44	¥599
Total (excluding revolving repayment card loans)	213	1,091	1,269	2,721	426	778	¥6,498

– 6
6
 –

The following table provides information about the origination years of financial assets as of September 30, 2025 and the gross write-offs, corresponding to each class of financial assets by origination year, recorded during the six months ended September 30, 2025. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

September 30, 2025
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2026	2025	2024	2023	2022	Prior
Consumer borrowers:
Performing	¥232,444	¥302,791	¥144,579	¥148,640	¥136,272	¥1,056,898	¥2,021,624
Non-Performing	101	1,480	1,577	3,864	2,166	11,482	¥20,670
Gross write-offs	9	492	549	217	31	97	¥1,395

Real estate loans
Performing	221,468	288,462	136,334	144,383	135,926	1,056,753	¥1,983,326
Non-Performing	18	974	728	2,894	2,156	11,479	¥18,249
Gross write-offs	0	0	0	0	14	95	¥109
Other
Performing	10,976	14,329	8,245	4,257	346	145	¥38,298
Non-Performing	83	506	849	970	10	3	¥2,421
Gross write-offs	9	492	549	217	17	2	¥1,286
Corporate borrowers:
Performing	448,294	651,816	209,508	107,715	135,985	171,906	¥1,725,224
Non-Performing	131	3,476	15,189	13,664	27,472	65,211	¥125,143
Gross write-offs	120	1	364	30	28	1,449	¥1,992

Non-recourse loans
Japan
Performing	91,971	186,801	40,113	9,680	6,815	2,850	¥338,230
Gross write-offs	0	0	0	0	0	0	¥0
Overseas
Performing	49,699	48,826	25,318	11,242	2,672	4,186	¥141,943
Non-Performing	0	79	225	858	1,078	7,086	¥9,326
Gross write-offs	0	0	0	0	0	0	¥0

– 6
7
 –

September 30, 2025
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2026	2025	2024	2023	2022	Prior
Other than non-recourse loans
Real estate companies in Japan
Performing	128,306	135,748	54,828	27,430	21,423	79,263	¥446,998
Non-Performing	0	0	0	5	0	541	¥546
Gross write-offs	0	0	0	0	0	0	¥0
Real estate companies in overseas
Performing	19,033	54,549	1,526	1,426	0	7,039	¥83,573
Non-Performing	0	0	10,149	9,814	13,074	39,203	¥72,240
Gross write-offs	0	0	0	0	0	0	¥0
Commercial, industrial and other companies in Japan
Performing	61,020	80,771	33,578	13,045	8,349	17,007	¥213,770
Non-Performing	0	414	54	128	11	1,611	¥2,218
Gross write-offs	0	0	0	0	0	0	¥0
Commercial, industrial and other companies in overseas
Performing	98,265	145,121	54,145	44,892	96,726	61,561	¥500,710
Non-Performing	131	2,983	4,761	2,859	13,309	16,770	¥40,813
Gross write-offs	120	1	364	30	28	1,449	¥1,992
Loans to Equity method investees:
Performing	2,158	524	116,475	2,018	20	15,046	¥136,241
Non-Performing	1	4	0	0	0	1,339	¥1,344
Gross write-offs	0	0	0	0	0	0	¥0

Purchased loans:
Performing	0	0	0	0	0	5,786	¥5,786
Non-Performing	0	0	0	0	0	213	¥213
Gross write-offs	0	0	0	0	0	3,659	¥3,659

Net investment in leases:
Performing	260,811	389,175	254,314	130,961	65,938	79,123	¥1,180,322
Non-Performing	537	2,358	5,244	4,019	1,628	6,561	¥20,347
Gross write-offs	0	4	399	574	113	254	¥1,344

Japan
Performing	100,754	174,961	124,968	83,219	53,501	73,321	¥610,724
Non-Performing	31	337	784	793	763	1,779	¥4,487
Gross write-offs	0	2	39	117	93	238	¥489
Overseas
Performing	160,057	214,214	129,346	47,742	12,437	5,802	¥569,598
Non-Performing	506	2,021	4,460	3,226	865	4,782	¥15,860
Gross write-offs	0	2	360	457	20	16	¥855
Total (excluding revolving repayment card loans)
Performing	¥943,707	¥1,344,306	¥724,876	¥389,334	¥338,215	¥1,328,759	¥5,069,197
Non-Performing	770	7,318	22,010	21,547	31,266	84,806	¥167,717
Gross write-offs	129	497	1,312	821	172	5,459	¥8,390

Note: Loans held for sale, policy loan receivables of an insurance entity and financing receivables, such as accounts receivable are not included in the table above.

– 6
8
 –

The information ab
out c
ard loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2025 and the gross write-offs recorded during six months ended September 30, 2024 is as follows:

	March 31, 2025
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥67,874	¥0	¥67,874	¥4,895,662	¥4,963,536

Non-Performing	0	0	0	163,322	¥163,322

	Six months ended September 30, 2024
	Millions of yen
	Gross write-offs
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Consumer borrowers:	¥0	¥0	¥0	¥6,498	¥6,498

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of September 30, 2025 and the gross write-offs, corresponding to card loans, recorded during the six months ended September 30, 2025 is as follows:

	September 30, 2025
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥65,759	¥0	¥65,759	¥5,069,197	¥5,134,956

Non-Performing	0	0	0	167,717	¥167,717

Gross write-offs	0	0	0	8,390	¥8,390

Of
non-performing
assets, the Company and its subsidiaries consider smaller balance homogeneous loans (including real estate loans and card loans, among others, which are not restructured) and net investment in leases as the 90 days or more past-due
financing receivables not individually evaluated, and consider all others as the loans individually evaluated. After the Company and its subsidiaries have set aside a provision for those non-performing
assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the business conditions of the debtors and other important factors in order to report to management and develop additional provision for credit losses as necessary.

–
6
9
 –

The following table provides information about the
past-due
financial assets as of March 31, 2025 and September 30, 2025:

	March 31, 2025
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,481	¥7,645	¥12,126	¥2,067,900
	Real estate loans	2,536	5,423	7,959	1,956,816
	Card loans	355	0	355	67,874
	Other	1,590	2,222	3,812	43,210
Corporate borrowers		9,896	83,940	93,836	1,738,136
Non-recourse loans	Japan	0	0	0	301,477
	The Americas	2,141	3,696	5,837	86,724
Other than non-recourse loans	Real estate companies in Japan	200	29	229	415,666
	Real estate companies in overseas	36	51,274	51,310	131,042
	Commercial, industrial and other companies in Japan	1,992	520	2,512	225,900
	Commercial, industrial and other companies in overseas	5,527	28,421	33,948	577,327
Loans to Equity method investees		0	0	0	132,053
Net investment in leases		20,113	20,577	40,690	1,167,380
	Japan	3,851	3,915	7,766	618,963
	Overseas	16,262	16,662	32,924	548,417

Total		¥34,490	¥112,162	¥146,652	¥5,105,469

	September 30, 2025
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥2,541	¥9,058	¥11,599	¥2,108,053
	Real estate loans	752	6,867	7,619	2,001,575
	Card loans	395	0	395	65,759
	Other	1,394	2,191	3,585	40,719
Corporate borrowers		7,676	92,145	99,821	1,850,367
Non-recourse loans	Japan	0	0	0	338,230
	Overseas	0	4,691	4,691	151,269
Other than non-recourse loans	Real estate companies in Japan	285	32	317	447,544
	Real estate companies in overseas	78	72,240	72,318	155,813
	Commercial, industrial and other companies in Japan	2,374	551	2,925	215,988
	Commercial, industrial and other companies in overseas	4,939	14,631	19,570	541,523
Loans to Equity method investees		0	4	4	137,585
Net investment in leases		22,436	18,281	40,717	1,200,669
	Japan	2,452	3,937	6,389	615,211
	Overseas	19,984	14,344	34,328	585,458

Total		¥32,653	¥119,488	¥152,141	¥5,296,674

Note: Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
In common with all classes, the Company and its subsidiaries consider financial assets as past-due
financial assets when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financial assets if the principal and interest are not
past-due
30 days or more in accordance with the modified terms.

– 7
0
 –

The following table provides information about
non-accrual
of financial assets as of March 31, 2025 and September 30, 2025:

		March 31, 2025
		Millions of yen
		Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
	Japan	¥1,095	¥1,235	¥260	¥128
	Overseas	1,107	4,976	0	0
Card loans	Japan	0	0	0	0
Other
	Japan	96	86	1	0
	Overseas	2,574	2,373	0	4
Installment loans to corporate borrowers:
Non-recourse loans	The Americas	3,116	3,831	0	603
Other than non-recourse loans
Real estate companies
	Japan	115	29	30	0
	Overseas	16,093	52,272	0	0
Commercial, industrial and other companies
	Japan	355	520	54	37
	Overseas	27,636	60,629	0	2,203
Loans to Equity method investees		1,929	1,345	0	0
Net investment in leases		19,002	20,597	0	0

Total		¥73,118	¥147,893	¥345	¥2,975

– 7
1
 –

		September 30, 2025
		Millions of yen
		Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
	Non-accrual of financial assets:
	Installment loans to consumer borrowers:
Real estate loans
	Japan	¥1,235	¥1,288	¥135	¥100
	Overseas	4,976	5,579	0	99
Other
	Japan	86	0	0	0
	Overseas	2,373	2,385	0	8
	Installment loans to corporate borrowers:
Non-recourse loans	Overseas	3,831	8,764	0	0
	Other than non-recourse loans
	Real estate companies
	Japan	29	32	10	0
	Overseas	52,272	71,865	0	0
	Commercial, industrial and other companies
	Japan	520	551	2	0
	Overseas	60,629	40,263	0	2,297
	Loans to Equity method investees	1,345	1,344	0	0
Net investment in leases		20,597	18,324	0	0

Total		¥147,893	¥150,395	¥147	¥2,504

The Company and its subsidiaries suspend accruing interest on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. The Company and its subsidiaries return to accrual status non-accrual
loans and net investment in leases when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that are considered relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

– 7
2
 –

The following table provides information about modifications of financing receivables made to debtors experiencing financial difficulty that occurred during the six months ended September 30, 2024 and 2025:

Six months ended September 30, 2024

Millions of yen

Portfolio segment	Term extension		Principal forgiveness		Combination - interest rate reduction and term extension

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥44	0.0	¥0	0	¥106	0.0
Other	44	0.1	0	0	106	0.2
Corporate borrowers	1,875	0.1	11	0.0	4,895	0.3
Other than non-recourse loans	1,875	0.2	11	0.0	4,895	0.4
Real estate companies in Japan	1,345	0.4	0	0	0	0
Commercial, industrial and other companies in Japan	530	0.3	0	0	0	0
Commercial, industrial and other companies in overseas	0	0	11	0.0	4,895	0.9
Loans to Equity method investees	891	0.6	0	0	0	0

Total	¥2,810	0.1	¥11	0.0	¥5,001	0.1

– 7
3
 –

Six months ended September 30, 2025

Millions of yen

Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥0	0	¥10	0.0	¥6	0.0
Other	0	0	10	0.0	0	0
Corporate borrowers	2,414	0.1	8,305	0.4	6	0.0
Other than non-recourse loans	2,414	0.2	8,305	0.6	6	0.0
Real estate companies in Japan	0	0	289	0.1	0	0
Commercial, industrial and other companies in Japan	0	0	433	0.2	0	0
Commercial, industrial and other companies in overseas	2,414	0.4	7,583	1.4	6	0.0
Net investment in leases	0	0	102	0.0	0	0
Japan	0	0	102	0.0	0	0

Total	¥2,414	0.0	¥8,417	0.2	¥12	0.0

Portfolio segment	Combination - interest rate reduction and term extension		Combination - interest rate reduction, term extension and principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥0	0	¥0	0
Other	0	0	0	0
Corporate borrowers	49	0.0	1,201	0.1
Other than non-recourse loans	49	0.0	1,201	0.1
Real estate companies in Japan	0	0	0	0
Commercial, industrial and other companies in Japan	0	0	0	0
Commercial, industrial and other companies in overseas	49	0.0	1,201	0.2
Net investment in leases	0	0	0	0
Japan	0	0	0	0

Total	¥49	0.0	¥1,201	0.0

The Company and its subsidiaries offer various types of concessions to the debtors to protect as much of the investment as possible in modifications of financing receivables made to debtors experiencing financial difficulty. For the debtors of all financing receivables, the Company and its subsidiaries offer concessions including an interest rate reduction and a term extension. In addition, for the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries also offer concessions such as a principal forgiveness or a temporary reduction in the interest payments. Furthermore, the Company and its subsidiaries may acquire collateral assets from the debtors in modifications of financing receivables made to debtors experiencing financial difficulty to satisfy fully or partially the loan principal or past due interest.
In common with all portfolio segments, financing receivables modified to debtors experiencing financial difficulty are recognized as impaired and are individually evaluated for allowance for credit losses, taking into account payment default and repayment status after modifications. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the modifications. However, as a result of the modification, the Company and its subsidiaries may recognize additional allowance for credit losses for the modified receivables.

– 7
4
 –

The following table provides information about the financial effect of the modifications of financing receivables made to debtors experiencing financial difficulty that occurred during the six months ended September 30, 2024 and 2025:

Six months ended September 30, 2024

Millions of yen

Portfolio segment	Financial effect

Class	Interest rate reduction	Term extension	Principal forgiveness

Consumer borrowers
Other	Reduced weighted-average contractual interest rate from 16.8% to 11.9%.	Added a weighted-average 2.4 years to the life of loans.	—
Corporate borrowers
Other than non-recourse loans
Real estate companies in Japan	—	Added a weighted-average 2.6 years to the life of loans.	—
Commercial, industrial and other companies in Japan	—	Added a weighted-average 1.0 years to the life of loans.	—
Commercial, industrial and other companies in overseas	Reduced weighted-average contractual interest rate from 14.3% to 12.9%.	Added a weighted-average 2.3 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥7 million.
Loans to Equity method investees	—	Added a weighted-average 0.5 years to the life of loans.	—

Six months ended September 30, 2025

Millions of yen

Portfolio segment	Financial effect

Class	Interest rate reduction	Term extension	Principal forgiveness

Consumer borrowers
Real estate loans	—	—	Reduced the amortized cost basis of the loans by ¥54 million.
Other	—	Added a weighted-average 1.0 years to the life of loans.	—
Corporate borrowers
Other than non-recourse loans
Real estate companies in Japan	—	Added a weighted-average 0.5 years to the life of loans.	—
Commercial, industrial and other companies in Japan	—	Added a weighted-average 0.9 years to the life of loans.	—
Commercial, industrial and other companies in overseas	Reduced weighted-average contractual interest rate from 13.1% to 3.3%.	Added a weighted-average 0.5 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥1,099 million.
Net investment in leases
Japan	—	Added a weighted-average 0.2 years to the life of loans.	—

The following table provides information about financing receivable that had a payment default and had been modified, when the debtor was experiencing financial difficulty, within the previous 12 months preceding the payment default date during the six months ended September 30, 2024 and 2025:

Six months ended September 30, 2024

Millions of yen

Portfolio segment

Class	Interest rate reduction	Term extension	Principal forgiveness	Combination - interest rate reduction and term extension	Combination - interest rate reduction and principal forgiveness	Combination - term extension and principal forgiveness

Consumer borrowers	¥0	¥0	¥0	¥20	¥0	¥0
Other	0	0	0	20	0	0

Total	¥0	¥0	¥0	¥20	¥0	¥0

During the six ended September 30, 2025, there was no financing receivable that had a payment default and had been modified, when the debtor was experiencing financial difficulty, within the previous 12 months preceding the payment default date.
The Company and its subsidiaries consider financing receivables whose terms have been modified to debtors experiencing financial difficulty as defaulted receivables when principal or interest is past-due
90 days or more in accordance with the modified terms.
The following table provides information about the
past-due
financial assets modified to debtors experiencing financial difficulty within the previous 12 months from March 31, 2025 and September 30, 2025:

March 31, 2025
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	¥173	¥1	¥17
Other	173	1	17
Corporate borrowers	23,857	2,141	45
Non-recourse loans	0	2,141	0
The Americas	0	2,141	0
Other than non-recourse loans	23,857	0	45
Real estate companies in Japan	1,243	0	29
Real estate companies in overseas	1,701	0	0
Commercial, industrial and other companies in Japan	623	0	0
Commercial, industrial and other companies in overseas	20,290	0	16

Loans to Equity method investees	933	0	0

Total	¥24,963	¥2,142	¥62

September 30, 2025
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	¥45	¥0	¥6
Real estate loans	0	0	6
Other	45	0	0
Corporate borrowers	16,348	0	40
Other than non-recourse loans	16,348	0	40
Real estate companies in Japan	262	0	27
Commercial, industrial and other companies in Japan	540	0	0
Commercial, industrial and other companies in overseas	15,546	0	13

Net investment in leases	102	0	0
Japan	102	0	0

Total	¥16,495	¥0	¥46

As of March 31, 2025 and September 30, 2025, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥79 million and ¥152 million as of March 31, 2025 and September 30, 2025, respectively.

– 7

 –

8.	Investment in Securities
Investment in securities as of March 31, 2025 and September 30, 2025 consis ts of
the following:

	Millions of yen

	March 31, 2025	September 30, 2025
Equity securities *	¥626,910	¥689,443
Trading debt securities	0	834
Available-for-sale debt securities	2,607,637	2,703,054

Total	¥3,234,547	¥3,393,331

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥132,313 million and ¥141,122 million as of March 31, 2025 and September 30, 2025, respectively. The amount of investment funds and others that elected the fair value option and were included in equity securities were ¥24,960 million and ¥24,488 million as of March 31, 2025 and September 30, 2025, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 17 “Income and Expenses Relating to Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of September 30, 2024 and 2025 were losses of ¥1,992 million and gains of ¥64,276 million for the six months ended September 30, 2024 and 2025, respectively, which does not include net unrealized holding gains (losses) on investment funds and others that elected the fair value option.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities.
The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2025 and September 30, 2025, and for the six months ended September 30, 2024 and 2025.

	Millions of yen

	March 31, 2025			Six months ended September 30, 2024

	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments

Equity securities measured using the measurement alternative	¥89,554	¥(16,955)	¥3,643	¥(780)	¥634

	Millions of yen

	September 30, 2025			Six months ended September 30, 2025

	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments

Equity securities measured using the measurement alternative	¥101,878	¥(17,611)	¥15,095	¥(858)	¥12,363

– 7

 –

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. There were no net unrealized holding gains (losses) recognized on trading debt securities held as of September 30, 2024 for the six months ended September 30, 2024. Net unrealized holding gains (losses) on trading debt securities held as of September 30, 2025 were gains of
¥5 million for the six months ended September 30, 2025.
Certain subsidiaries elected the fair value option for certain investments in investment funds and others included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2025 and September 30, 2025, these investments were fair valued at ¥24,960 million and ¥24,488 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2025 and September 30, 2025, these investments were fair valued at ¥5,379 million and ¥5,335 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2025 and September 30, 2025, these investments were fair valued at ¥10,679 million and ¥11,676 million, respectively.

– 7

 –

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities in each major security type as of March 31, 2025 and September 30, 2025 are as follows:
March 31, 2025

	Millions of yen

	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,520,672	¥0	¥1,325	¥(429,471)	¥1,092,526
Japanese prefectural and foreign municipal bond securities	439,565	(245)	2,408	(34,898)	406,830
Corporate debt securities	906,297	(34)	15,246	(118,964)	802,545
CMBS and RMBS in the Americas	106,578	0	1,053	(880)	106,751
Other asset-backed securities and debt securities	200,924	(391)	5,438	(6,986)	198,985

	¥3,174,036	¥(670)	¥25,470	¥(591,199)	¥2,607,637

September 30, 2025
	Millions of yen

	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,607,338	¥0	¥153	¥(549,209)	¥1,058,282
Japanese prefectural and foreign municipal bond securities	440,413	(244)	4,320	(34,524)	409,965
Corporate debt securities	1,051,245	(8)	25,781	(135,899)	941,119
CMBS and RMBS in the Americas	131,783	0	1,505	(992)	132,296
Other asset-backed securities and debt securities	163,904	(519)	5,623	(7,616)	161,392

	¥3,394,683	¥(771)	¥37,382	¥(728,240)	¥2,703,054

–
7

 –

The following table presents roll-forwards of the allowance for credit losses for the six months ended September 30, 2024 and 2025, respectively:

	Millions of yen
	Six months ended September 30, 2024
	Foreign municipal bond securities	Foreign other asset- backed securities and debt securities	Total
Beginning	¥248	¥386	¥634
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	0	35	35
Additional increases to the allowance for credit losses on available-for-sale debt securities that had an allowance recorded in a previous period	0	31	31
Increase (Decrease) from the effects of changes in foreign exchange rates	(14)	(146)	(160)

Ending	¥234	¥306	¥540

	Millions of yen
	Six months ended September 30, 2025
	Foreign municipal bond securities	Foreign corporate debt securities	Foreign other asset-backed securities and debt securities	Total
Beginning	¥245	¥34	¥391	¥670
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	0	0	128	128
Additional increases (decreases) to the allowance for credit losses on AFS debt securities that had an allowance recorded in a previous period, net	0	(26)	0	(26)
Increase (Decrease) from the effects of changes in foreign exchange rates	(1)	0	0	(1)

Ending	¥244	¥8	¥519	¥771

– 8
0
 –

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2025 and September 30, 2025, respectively:
March 31, 2025

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥132,283	¥(9,785)	¥913,742	¥(419,686)	¥1,046,025	¥(429,471)
Japanese prefectural and foreign municipal bond securities	95,936	(3,409)	224,679	(31,734)	320,615	(35,143)
Corporate debt securities	152,094	(5,196)	427,837	(113,802)	579,931	(118,998)
CMBS and RMBS in the Americas	16,940	(103)	15,817	(777)	32,757	(880)
Other asset-backed securities and debt securities	56,671	(411)	35,183	(6,966)	91,854	(7,377)

	¥453,924	¥(18,904)	¥1,617,258	¥(572,965)	¥2,071,182	¥(591,869)

September 30, 2025

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥152,319	¥(19,752)	¥894,100	¥(529,457)	¥1,046,419	¥(549,209)
Japanese prefectural and foreign municipal bond securities	90,381	(1,971)	191,160	(32,797)	281,541	(34,768)
Corporate debt securities	113,776	(4,303)	407,541	(131,604)	521,317	(135,907)
CMBS and RMBS in the Americas	17,558	(36)	13,035	(956)	30,593	(992)
Other asset-backed securities and debt securities	12,734	(66)	36,697	(8,069)	49,431	(8,135)

	¥386,768	¥(26,128)	¥1,542,533	¥(702,883)	¥1,929,301	¥(729,011)

– 8
1
 –

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2025 and September 30, 2025, respectively:
March 31, 2025

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥132,283	¥(9,785)	¥913,742	¥(419,686)	¥1,046,025	¥(429,471)
Japanese prefectural and foreign municipal bond securities	94,691	(3,325)	220,950	(31,573)	315,641	(34,898)
Corporate debt securities	149,367	(5,128)	427,837	(113,802)	577,204	(118,930)
CMBS and RMBS in the Americas	16,940	(103)	15,817	(777)	32,757	(880)
Other asset-backed securities and debt securities	56,671	(340)	34,868	(6,553)	91,539	(6,893)

	¥449,952	¥(18,681)	¥1,613,214	¥(572,391)	¥2,063,166	¥(591,072)

September 30, 2025

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥152,319	¥(19,752)	¥894,100	¥(529,457)	¥1,046,419	¥(549,209)
Japanese prefectural and foreign municipal bond securities	90,381	(1,971)	186,271	(32,553)	276,652	(34,524)
Corporate debt securities	113,111	(4,291)	407,541	(131,604)	520,652	(135,895)
CMBS and RMBS in the Americas	17,558	(36)	13,035	(956)	30,593	(992)
Other asset-backed securities and debt securities	12,734	5	35,168	(7,411)	47,902	(7,406)

	¥386,103	¥(26,045)	¥1,536,115	¥(701,981)	¥1,922,218	¥(728,026)

The number of investment securities that were in an unrealized loss position as of March 31, 2025 and September 30, 2025 were 1,272 and 1,113, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.
As of March 31, 2025 and September 30, 2025, the amount of accrued revenues on available-for-sale
debt securities were ¥14,545 million and ¥14,761 million, respectively, which were included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of March 31, 2025 and September 30, 2025.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earning through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance of credit losses, the Company and its subsidiaries consider the existence of credit losses if the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written-off
and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.

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Credit losses related to
available-for-sale
debt securities recognized for the six months ended September 30, 2024 resulted from foreign other asset-backed securities and debt securities due to the deterioration of cash flows. Reversals of credit losses related to available-for-sale
debt securities recognized for the six months ended September 30, 2025 resulted from an increase in the fair value of foreign corporate debt securities for which credit losses had been recorded as of March 31, 2025. Additionally, credit losses were recognized for other overseas available-for-sale debt securities due to a deterioration of cash flows. The evaluation of credit losses with available-for-sale
debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of overall conditions, including estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.
Unrealized losses on
available-for-sale
debt securities mainly result from changes in market interest rates and foreign exchange rates, and changes in risk premiums. In order to evaluate the recoverability of the available-for-sale
debt securities, the Company and its subsidiaries utilize all available information such as an issuer’s financial condition and business outlook. The fair value of Japanese and foreign government bond securities, Japanese prefectural and foreign municipal bond, and corporate debt securities is mainly estimated based on prices for similar assets. If there are no prices for similar assets available, the fair value of these securities is estimated by using discounted cash flow methodologies and broker quotes. The fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities refers to prices from independent pricing service vendors and brokers, such as trading prices and bit prices. If the Company and its subsidiaries cannot rely on such prices, the fair value is calculated by using discounted cash flow methodologies and broker quotes. In discounted cash flow methodologies, future cash flows estimated based on a number of assumptions such as default rate, prepayment rate, and seniority are discounted by discount rate adjusted for credit risk and liquidity risk.
There were no
available-for-sale
debt securities accounted for as purchased credit deterioration financial assets acquired for the six months ended September 30, 2024 and 2025.

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9.	Transfer of Financial Assets
The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).
In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.
The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.
When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
For the six months ended September 30, 2024 and 2025, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥295,259 million and ¥423,380 million, respectively. For the six months ended September 30, 2024 and 2025, gains (losses) from the securitization and transfer of loans were ¥7,678 million and ¥9,602 million, respectively, which is included in finance revenues in the consolidated statements of income.
A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the six months ended September 30, 2024 and 2025 are as follows:

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Beginning balance	¥79,723	¥76,456
Increase mainly from loans sold with servicing retained	3,340	5,037
Decrease mainly from amortization	(5,056)	(5,509)
Increase (Decrease) from the effects of changes in foreign exchange rates	(4,453)	(334)

Ending balance	¥73,554	¥75,650

The fair value of the servicing assets as of March 31, 2025 and September 30, 2025 are as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Beginning balance	¥122,641	¥116,745
Ending balance	¥116,745	¥118,126

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10.	Variable Interest Entities
The Company and its subsidiaries use SPEs in the ordinary course of business.
These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.
The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.
All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.
The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.
The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.
The Company and its subsidiaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

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Information about VIEs (consolidated and
non-consolidated)
for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2025

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities*1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	51,025	10,956	16,769	0
(c) VIEs for corporate rehabilitation support business	5,069	8	0	0
(d) VIEs for investment in securities	225,040	111	0	85,069
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	85,765	66,914	85,765	0
(f) VIEs for securitization of loan receivable originated by third parties	0	0	0	0
(g) VIEs for power generation projects	112,360	76,429	105,499	56,959
(h) Other VIEs	146,801	65,311	135,064	0

Total	¥626,060	¥219,729	¥343,097	¥142,028

September 30, 2025

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	33,737	2,679	0	0
(c) VIEs for corporate rehabilitation support business	0	0	0	0
(d) VIEs for investment in securities	258,607	137	0	84,854
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	29,404	27,793	29,404	0
(f) VIEs for securitization of loan receivable originated by third parties	0	0	0	0
(g) VIEs for power generation projects	112,142	72,764	103,348	58,645
(h) Other VIEs	168,951	73,319	139,903	0

Total	¥602,841	¥176,692	¥272,655	¥143,499

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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2.	Non-consolidated VIEs
March 31, 2025

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥1,859,420	¥132,495	¥11,224	¥149,602
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(c) VIEs for corporate rehabilitation support business	0	0	0	0
(d) VIEs for investment in securities	32,105,994	0	272,927	375,942
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(f) VIEs for securitization of loan receivable originated by third parties	760,293	0	16,437	16,437
(g) VIEs for power generation projects	19,499	0	3,945	5,195
(h) Other VIEs	2,914,618	3,732	51,661	75,479

Total	¥37,659,824	¥136,227	¥356,194	¥622,655

September 30, 2025

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥2,080,617	¥172,225	¥11,982	¥196,850
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(c) VIEs for corporate rehabilitation support business	0	0	0	0
(d) VIEs for investment in securities	37,045,631	0	317,948	425,015
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	5,262	0	2,850	2,850
(f) VIEs for securitization of loan receivable originated by third parties	652,360	0	15,992	15,992
(g) VIEs for power generation projects	23,946	0	5,467	5,467
(h) Other VIEs	3,723,984	0	67,396	84,771

Total	¥43,531,800	¥172,225	¥421,635	¥730,945

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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(a) VIEs for acquisition of real estate and real estate development projects for customers
Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities, equity method investments and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business
The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse
loans from financial institutions and simplify the administration activities necessary for the real estate.
The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
(c) VIEs for corporate rehabilitation support business
Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(d) VIEs for investment in securities
The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.
Certain subsidiaries consolidated certain such VIEs since the subsidiaries have the majority of the investment share of them, and have the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and equity method investments, and liabilities of those consolidated VIEs are mainly included in other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities and equity method investments in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable
The Company and its subsidiaries use VIEs to securitize financial assets such as loan receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, net investment in leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.
Variable interests of non-consolidated VIEs, which the Company has, are included in installment loans in the Company’s consolidated balance sheets.
(f) VIEs for securitization of loan receivable originated by third parties
The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets.
(g) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company has, are included in equity method investments in the Company’s consolidated balance sheets. The Company has commitment agreements by which the Company may be required to make additional investment in certain such non-consolidated
VIEs.
(h) Other VIEs
The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated
VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (g) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.
In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPEs. As a way to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse
loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPEs, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPEs.
The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse
loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, equity method investments, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities and equity method investments in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.

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11.	Equity method investments
Equity method investments at March 31, 2025 and September 30, 2025 consists of the following:

	Millions of yen
	March 31, 2025	September 30, 2025
Investment in corporate entities	¥973,795	¥825,879
Investment in real estate joint ventures	137,274	144,363
Investment in partnerships and other investments	208,946	270,437

	¥1,320,015	¥1,240,679

12.	Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests for the six months ended September 30, 2024 and 2025 are as follows:

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Beginning balance	¥2,645	¥3,432
Contribution to subsidiary	0	44,847
Transaction with noncontrolling interests	582	515
Adjustment of redeemable noncontrolling interests to redemption value	(0)	0
Comprehensive income (losses)
Net income	156	73
Other comprehensive income (losses)
Net change of unrealized gains (losses) on investment in securities	(12)	(6)
Net change of foreign currency translation adjustments	(157)	402
Total other comprehensive income (losses)	(169)	396
Comprehensive income (losses)	(13)	469
Dividends	(708)	(1,077)

Ending balance	¥2,506	¥48,186

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13.	Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the six months ended September 30, 2024 and 2025, are as follows:

	Six months ended September 30, 2024
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2024	¥(250,806)	¥257,785	¥84	¥9,670	¥324,208	¥16,207	¥357,148

Net unrealized gains (losses) on investment in securities, net of tax of ¥21,373 million	(51,324)						(51,324)
Reclassification adjustment included in net income, net of tax of ¥1,380 million	(3,432)						(3,432)
Impact of changes in policy liability discount rate, net of tax of ¥92 million		2,741					2,741
Debt valuation adjustments, net of tax of ¥28 million			(74)				(74)
Reclassification adjustment included in net income, net of tax of ¥1 million			(1)				(1)
Defined benefit pension plans, net of tax of ¥178 million				(352)			(352)
Reclassification adjustment included in net income, net of tax of ¥70 million				(174)			(174)
Foreign currency translation adjustments, net of tax of ¥(2,971) million					(68,723)		(68,723)
Reclassification adjustment included in net income, net of tax of ¥(2,332) million					5,190		5,190
Net unrealized gains (losses) on derivative instruments, net of tax of ¥2,552 million						(13,062)	(13,062)
Reclassification adjustment included in net income, net of tax of ¥(1,397)million						4,833	4,833

Total other comprehensive income (loss)	(54,756)	2,741	(75)	(526)	(63,533)	(8,229)	(124,378)

Less: Other Comprehensive Loss Attributable to the Noncontrolling Interests	0	0	0	(1)	(1,153)	(5)	(1,159)

Less: Other Comprehensive Loss Attributable to the Redeemable Noncontrolling Interests	(12)	0	0	0	(157)	0	(169)

Balance at September 30, 2024 *	¥(305,550)	¥260,526	¥9	¥9,145	¥261,985	¥7,983	¥234,098

*
As of September 30, 2024, net unrealized gains (losses) on investment in securities contained ¥(39) million (net of tax of ¥15 million ) of net unrealized gains (losses) on investment in securities related to available-for-sale
debt securities with allowance for credit losses.

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	Six months ended September 30, 2025
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2025	¥(403,914)	¥416,124	¥49	¥14,791	¥304,657	¥9,591	¥341,298

Net unrealized gains (losses) on investment in securities, net of tax of ¥33,944 million	(83,351)						(83,351)
Reclassification adjustment included in net income, net of tax of ¥1,767 million	(4,714)						(4,714)
Impact of changes in policy liability discount rate, net of tax of ¥(108,460) million		311,459					311,459
Debt valuation adjustments, net of tax of ¥(78) million			192				192
Reclassification adjustment included in net income, net of tax of ¥1 million			(4)				(4)
Defined benefit pension plans, net of tax of ¥ (2,580) million				5,716			5,716
Reclassification adjustment included in net income, net of tax of ¥69 million				(171)			(171)
Foreign currency translation adjustments, net of tax of ¥14,315 million					1,701		1,701
Reclassification adjustment included in net income, net of tax of ¥ 3,134 million					(6,689)		(6,689)
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(13) million						(3,585)	(3,585)
Reclassification adjustment included in net income, net of tax of ¥ 1,417 million						(3,508)	(3,508)

Total other comprehensive income (loss)	(88,065)	311,459	188	5,545	(4,988)	(7,093)	217,046
Transaction with noncontrolling interests	0	0	0	0	28	0	28
Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	0	0	0	(3)	(614)	(31)	(648)

Less: Other Comprehensive Loss Attributable to the Redeemable Noncontrolling Interests	(6)	0	0	0	402	0	396

Balance at September 30, 2025 *	¥(491,973)	¥727,583	¥237	¥20,339	¥299,909	¥2,529	¥558,624

*
As of September 30, 2025, net unrealized gains (losses) on investment in securities contained ¥(186) million (net of tax of ¥28 million ) of net unrealized gains (losses) on investment in securities related to available-for-sale
debt securities with allowance for credit losses.

– 9
3
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Amounts reclassified to net income from accumulated other comprehensive income (loss) in the six months ended September 30, 2024 and 2025 are as follows:

	Six months ended September 30, 2024
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥750	Gains on investment securities and dividends
Sales of debt securities	(113)	Life insurance premiums and related investment income
Amortization of debt securities	1,250	Finance revenues
Amortization of debt securities	2,925	Life insurance premiums and related investment income

	4,812	Total before income tax
	(1,380)	Income tax (expense) or benefit

	¥3,432	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥2	Life insurance costs

	2	Total before income tax
	(1)	Income tax (expense) or benefit

	¥1	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥198	See Note 16 “Pension Plans”
Amortization of net actuarial loss	47	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	244	Total before income tax
	(70)	Income tax (expense) or benefit

	¥174	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(8,425)	Gains on sales of subsidiaries and equity method investments and liquidation losses, net/Interest expense
Sales or liquidation	903	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	(7,522)	Total before income tax
	2,332	Income tax (expense) or benefit

	¥(5,190)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥68	Interest expense
Foreign currency swap agreements	(6,294)	Interest expense/Other (income) and expense
Options held/written and other	(4)	Life insurance premiums and related investment income

	(6,230)	Total before income tax
	1,397	Income tax (expense) or benefit

	¥(4,833)	Net of tax

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4
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	Six months ended September 30, 2025
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥(3,879)	Gains on investment securities and dividends
Sales of debt securities	571	Life insurance premiums and related investment income
Amortization of debt securities	3,666	Finance revenues
Amortization of debt securities	6,240	Life insurance premiums and related investment income
Others	(117)	Write-downs of securities

	6,481	Total before income tax
	(1,767)	Income tax (expense) or benefit

	¥4,714	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥5	Life insurance costs

	5	Total before income tax
	(1)	Income tax (expense) or benefit

	¥4	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥169	See Note 16 “Pension Plans”
Amortization of net actuarial loss	71	See Note 16 “Pension Plans”
Amortization of transition obligation	0	See Note 16 “Pension Plans”

	240	Total before income tax
	(69)	Income tax (expense) or benefit

	¥171	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥2,781	Gains on sales of subsidiaries and equity method investments and liquidation losses, net/Interest expense
Sales or liquidation	7,042	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	9,823	Total before income tax
	(3,134)	Income tax (expense) or benefit

	¥6,689	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥121	Interest expense
Foreign exchange contracts	3,072	Interest expense/Other (income) and expense
Foreign currency swap agreements	1,782	Interest expense/Other (income) and expense
Options held/written and other	(50)	Life insurance premiums and related investment income

	4,925	Total before income tax
	(1,417)	Income tax (expense) or benefit

	¥3,508	Net of tax

– 9
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14.	ORIX Corporation Shareholders’ Equity
Information about ORIX Corporation Shareholders’ Equity for the six months ended September 30, 2024 and 2025 are as follows:

(1)	Dividend payments

	Six months ended September 30, 2024	Six months ended September 30, 2025
Resolution	The board of directors on May 16, 2024	The board of directors on May 19, 2025
Type of shares	Common stock	Common stock
Total dividends paid	¥64,405 million	¥65,920 million
Dividend per share	¥55.80	¥57.84
Date of record for dividend	March 31, 2024	March 31, 2025
Effective date for dividend	June 4, 2024	June 4, 2025
Dividend resource	Retained earnings	Retained earnings
Total dividends paid by resolution of the board of directors on May 16, 2024 include ¥152 million of dividends paid to the Board Incentive Plan Trust for the six months ended September 30, 2024. Total dividends paid by resolution of the board of directors on May 1
9
, 202
5
 include ¥197 million of dividends paid to the Board Incentive Plan Trust for the six months ended September 30, 2025.

(2)	Applicable dividends for which the date of record was in the six months ended September 30, 2024 and 2025, and for which the effective date was after September 30, 2024 and 2025

	Six months ended September 30, 2024	Six months ended September 30, 2025
Resolution	The board of directors on November 8, 2024	The board of directors on November 12, 2025
Type of shares	Common stock	Common stock
Total dividends paid	¥71,185 million	¥104,883 million
Dividend per share	¥62.17	¥93.76
Date of record for dividend	September 30, 2024	September 30, 2025
Effective date for dividend	December 9, 2024	December 9, 2025
Dividend resource	Retained earnings	Retained earnings
Total dividends to be paid by resolution of the board of directors on November 8, 2024 include ¥220 million of dividends to be paid to the Board Incentive Plan Trust for the six months ended September 30, 2024. Total dividends to be paid by resolution of the board of directors on November
1
2, 2025 include ¥317 million of dividends to be paid to the Board Incentive Plan Trust for the six mo
nths ended September 30, 2025.

15.	Selling, General and Administrative Expenses
The major selling, general and administrative expenses for the six months ended September 30, 2024 and 2025 are as follows:

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Personnel expenses	¥180,611	¥196,094
IT-related Expenses	¥27,457	¥29,937

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6
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16.	Pension Plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum
payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.
The Company and certain subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.
Net periodic pension cost for the six months ended September 30, 2024 and 2025 consists of the following:

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Japanese plans:
Service cost	¥2,584	¥2,222
Interest cost	¥704	¥975
Expected return on plan assets	¥(1,397)	¥(1,372)
Amortization of prior service credit	¥(36)	¥(32)
Amortization of net actuarial loss	¥(49)	¥(69)

Net periodic pension cost	¥1,806	¥1,724

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Overseas plans:
Service cost	¥1,654	¥1,371
Interest cost	¥2,070	¥2,302
Expected return on plan assets	¥(3,535)	¥(3,601)
Amortization of prior service credit	¥(162)	¥(137)
Amortization of net actuarial loss	¥2	¥(2)
Amortization of transition obligation	¥1	¥0

Net periodic pension cost	¥30	¥(67)

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

– 9
7
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17.	Income and Expenses Relating to Life Insurance Operations
Life insurance premiums and related investment income for the six months ended September 30, 2024 and 2025 consist of the following:

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Life insurance premiums	¥229,185	¥241,599
Life insurance related investment income*	4,623	58,109

	¥233,808	¥299,708

*
Life insurance related investment income for the six months ended September 30, 2024 and 2025 include net unrealized holding of
a
loss
of ¥997 million and a
gain
of ¥30,360 million on equity securities held as of September 30, 2024 and 2025, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the six months ended September 30, 2024 and 2025, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Reinsurance benefits	¥969	¥9,170
Reinsurance premiums	(2,438)	(2,593)
Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures and foreign exchange contracts, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, the fair value option was elected for the entire variable annuity and variable life insurance contracts to offset earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. Life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts for which the fair value option was elected and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

– 9
8
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The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the six months ended September 30, 2024 and 2025 are mainly as follows:

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥(2,704)	¥21,706
Net gains or losses from derivative contracts :	(131)	(1,148)
Futures	(141)	(1,106)
Foreign exchange contracts	10	(42)

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(15,980)	¥6,707
Insurance costs recognized for insurance and annuity payouts as a result of insured events	11,839	10,571
Changes in the fair value of the reinsurance contracts	(73)	1,071

–
99
 –

18.	Long-Duration Insurance Contracts Relating to Life Insurance Operations
The following tables present balances of and changes in the liability for future policy benefits as of and for the fiscal year ended March 31, 2025 and for the six months ended September 30, 2025.

	Millions of yen
	March 31, 2025			September 30, 2025
Present value of expected net premiums	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥873,038	¥1,306,719	¥389,664	¥855,431	¥1,162,214	¥345,932

Beginning balance at original discount rate	858,959	1,289,145	424,186	877,300	1,216,705	368,846

Effect of changes in cash flow assumptions	(9,660)	(7,648)	66	0	0	0
Effect of actual variances from expected experience	984	812	(3,193)	300	699	(579)

Adjusted beginning balance	850,283	1,282,309	421,059	877,600	1,217,404	368,267

Issuances	130,605	34,189	31,717	47,401	12,013	15,370
Interests	10,568	17,489	12,323	5,278	8,423	5,480
Net premium earned	(116,850)	(116,049)	(62,788)	(55,184)	(56,025)	(33,271)
Actual variances from cash flow assumptions	(437)	(770)	(1,231)	(28)	(332)	(273)
Derecognition	3,131	(463)	(27,567)	4,541	2,746	(5,544)
Effect of changes in foreign exchange rate	0	0	(4,667)	0	0	(1,903)

Ending balance at original discount rate	877,300	1,216,705	368,846	879,608	1,184,229	348,126

Effect of changes in discount rates	(21,869)	(54,491)	(22,914)	(50,761)	(130,409)	(15,559)

Ending balance	¥855,431	¥1,162,214	¥345,932	¥828,847	¥1,053,820	¥332,567

– 10
0
 –

	Millions of yen
	March 31, 2025			September 30, 2025
Present value of expected future policy benefits	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥1,565,877	¥1,844,599	¥447,081	¥1,511,436	¥1,659,960	¥442,939

Beginning balance at original discount rate	1,658,143	1,895,730	659,217	1,750,912	1,878,075	650,005

Effect of changes in cash flow assumptions	(10,284)	(8,470)	81	0	0	0

Adjusted beginning balance	1,647,859	1,887,260	659,298	1,750,912	1,878,075	650,005

Issuances	130,605	34,189	31,717	47,401	12,013	15,370
Interests	24,463	27,997	19,385	12,567	13,967	9,471
Insurance claims paid	(57,099)	(72,044)	(18,634)	(28,419)	(38,033)	(6,179)
Actual variances from cash flow assumptions	(9,571)	(8,287)	13,086	(6,523)	(2,953)	3,180
Derecognition	14,655	8,960	(46,693)	11,387	8,007	(10,108)
Effect of changes in foreign exchange rate	0	0	(8,154)	0	0	(2,571)

Ending balance at original discount rate	1,750,912	1,878,075	650,005	1,787,325	1,871,076	659,168

Effect of changes in discount rates	(239,476)	(218,115)	(207,066)	(503,309)	(490,118)	(188,604)

Ending balance	¥1,511,436	¥1,659,960	¥442,939	¥1,284,016	¥1,380,958	¥470,564

Net liability for future policy benefits	¥656,005	¥497,746	¥97,007	¥455,169	¥327,138	¥137,997
Deferred profit liabilities	61,448	74,962	37,340	69,235	77,943	43,995

Subtotal	717,453	572,708	134,347	524,404	405,081	181,992

Less: Reinsurance recoverable	196	0	0	128	0	0

The liability for future policy benefits, after reinsurance recoverable	¥717,257	¥572,708	¥134,347	¥524,276	¥405,081	¥181,992

The following tables provide the breakdown of the policy liabilities and policy account balances recorded in the consolidated balance sheets as of March 31, 2025 and September 30, 2025:

	Millions of yen
	March 31, 2025	September 30, 2025
Yen-denominated insurance (First Sector)	¥717,257	¥524,276
Yen-denominated insurance (Third Sector)	572,708	405,081
Foreign currency denominated insurance	134,347	181,992

Subtotal	1,424,312	1,111,349

Policy account balances for single-payment whole life insurance	134,572	238,337
Fixed annuities and annuitization benefits	119,093	110,259
Policy account balances for variable annuity and variable life insurance contracts and market risk benefits	136,257	142,700

Others*	133,813	122,183

Total	¥1,948,047	¥1,724,828

*	Others include unearned premiums and liabilities for unpaid claims.

– 10
1
 –

The amount of undiscounted and discounted expected future gross premiums and expected future policy benefits and expenses as of March 31, 2025 and September 30, 2025 are as follows:

	Millions of yen
	March 31, 2025		September 30, 2025
	Undiscounted	Discounted	Undiscounted	Discounted
Yen-denominated insurance (First Sector)
Expected future gross premiums	¥1,551,749	¥1,362,111	¥1,574,161	¥1,330,807
Expected future policy benefits and expenses	2,532,638	1,511,436	2,614,139	1,284,016

Yen-denominated insurance (Third Sector)
Expected future gross premiums	2,456,942	2,003,392	2,398,826	1,819,478
Expected future policy benefits and expenses	2,552,133	1,659,960	2,544,303	1,380,958

Foreign currency denominated insurance
Expected future gross premiums	617,771	493,328	594,234	483,039
Expected future policy benefits and expenses	1,288,727	442,939	1,309,972	470,564

For the fiscal year ended March 31, 2025 and the six months ended September 30, 2025, the effects of net premium exceeding gross premiums in certain cohorts are immaterial in earnings for the respective periods.
The amounts of gross premiums and interest expense recognized in the consolidated statement of income for the six months ended September 30, 2024 and 2025 are as follows:

	Millions of yen
	Six months ended September 30, 2024		Six months ended September 30, 2025
	Gross premiums	Interest expense	Gross premiums	Interest expense
Yen-denominated insurance (First Sector)	¥81,607	¥6,856	¥89,337	¥7,289
Yen-denominated insurance (Third Sector)	99,898	5,163	96,721	5,543
Foreign currency denominated insurance	47,059	3,329	47,078	3,992

Total	¥228,564	¥15,348	¥233,136	¥16,824

The weighted average discount rates for the liability for future policy benefits as of March 31, 2025 and September 30, 2025 are as follows:

	Weighted average rate
	March 31, 2025	September 30, 2025
Yen-denominated insurance (First Sector)
Weighted average of the original discount rates	1.8%	1.8%
Weighted average of the current discount rates	2.7	4.5

Yen-denominated insurance (Third Sector)
Weighted average of the original discount rates	1.7	1.7
Weighted average of the current discount rates	2.7	4.5

Foreign currency denominated insurance
Weighted average of the original discount rates	3.3	3.4
Weighted average of the current discount rates	5.9	5.7

The weighted average duration of the liability for future policy benefit as of March 31, 2025 and September 30, 2025 are as follows:

	Years
	March 31, 2025	September 30, 2025
Yen-denominated insurance (First Sector)	35.1	34.5
Yen-denominated insurance (Third Sector)	32.5	31.6
Foreign currency denominated insurance	33.5	31.9

– 10
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Assumptions for calculating the liability for future policy benefits include assumptions related to mortality, morbidity, lapse rates and discount rates. The Company and its subsidiaries recognized actual variances from expected experience and updated the assumptions during the fiscal year ended March 31, 2025 as follows. For the six months ended September 30, 2025, the Company and its subsidiaries continued to use the same assumptions.

•	Yen-denominated insurance (First Sector)
During fiscal 2025 the Company and its subsidiaries updated expected mortality and lapse rates due to the higher-than-expected mortality and lapse rates.

•	Yen-denominated insurance (Third Sector)
During fiscal 2025 the Company and its subsidiaries updated expected mortality and lapse rates due to a higher-than-expected mortality and lapse rates. The actual morbidity excluding deemed hospitalization was lower-than-expected even after reclassification of the legal category of
COVID-19
by Japanese government. However, the relevant morbidity assumptions were not updated because the Company and its subsidiaries believe further observations are needed to determine whether such phenomenon is temporary or permanent.

•	Foreign currency denominated insurance
During fiscal 2025 the Company and its subsidiaries updated expected mortality rates due to the difference from expected mortality rates. In addition, similarly to the fiscal year ended March 31, 2024, the lapse rate was higher-than-expected due to the impact of rapid exchange rate fluctuations. However, the relevant lapse rates were not updated because the Company and its subsidiaries believe further observations are needed to determine whether such an assumption is temporary or permanent.
The market data underlying the discount rate was updated quarterly for both the fiscal year ended March 31, 2025 and for the six months ended September 30, 2025.
For the effect of the changes in assumptions on expected net premiums and expected future policy benefits, see “Effect of changes in cash flow assumptions” and “Effect of changes in discount rates” in the tables that represent balances of and changes in the liability for future policy benefits.
The following tables present balances of and changes in the deferred policy acquisition costs as of and for the fiscal year ended March 31, 2025 and for the six months ended September 30, 2025:

	Millions of yen
	March 31, 2025
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Single- payment whole life insurance	Total
Beginning balance	¥82,341	¥169,581	¥53,812	¥0	¥305,734

Capitalization	13,431	9,180	6,633	6,627	35,871
Amortization	(6,411)	(10,072)	(2,689)	(43)	(19,215)
Effect of changes in foreign exchange rate	0	0	(605)	(137)	(742)
Others*	0	0	0	(5,808)	(5,808)

Ending balance	¥89,361	¥168,689	¥57,151	¥639	¥315,840

	Millions of yen
	September 30, 2025
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Single- payment whole life insurance	Total
Beginning balance	¥89,361	¥168,689	¥57,151	¥639	¥315,840

Capitalization	7,085	3,923	3,206	4,793	19,007
Amortization	(3,421)	(5,040)	(1,371)	(217)	(10,049)
Effect of changes in foreign exchange rate	0	0	(203)	5,853	5,650
Others*	0	0	0	(9,943)	(9,943)

Ending balance	¥93,025	¥167,572	¥58,783	¥1,125	¥320,505

*	Others include adjustments of reinsurance.
Deferred policy acquisition costs are amortized over the expected term of the policies on a constant-level basis. The assumptions used for the amortization of deferred policy acquisition costs are consistent with the assumptions for the liability for future policy benefits. The underlying assumptions for deferred policy acquisition costs and the liability for future policy benefits are updated at the same time. In addition, deferred policy acquisition costs are included in other assets in the consolidated balance sheets.

– 10
3
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The following table presents policy account balances for single-payment whole life insurance and fixed annuity and annuitization benefits by range of minimum guaranteed interest rates as of March 31, 2025 and September 30, 2025.

	Millions of yen
	March 31, 2025
		Above minimum guarantees
Range of minimum guaranteed interest rates	Minimum guarantees	50-150bp	150bp or more
0.00% - less than 1.50%	¥111,626	¥7,421	¥127,151
1.50 % or more	7,467	0	0

Total	¥119,093	¥7,421	¥127,151

	Millions of yen
	September 30, 2025
		Above minimum guarantees
Range of minimum guaranteed interest rates	Minimum guarantees	50-150bp	150bp or more
0.00% - less than 1.50%	¥102,794	¥15,861	¥222,476
1.50 % or more	7,465	0	0

Total	¥110,259	¥15,861	¥222,476

The following table provides information about single-payment whole life insurance for the fiscal year ended March 31, 2025 and for the six months ended September 30, 2025.

	Millions of yen
	March 31, 2025	September 30, 2025
Beginning balance	¥0	¥134,572

New contract	136,863	99,129
Surrenders and partial surrenders	(66)	(284)
Benefit payments and lump sum payments, etc.	(49)	(332)
Policy charges	(188)	(832)
Interests	1,072	4,705
Effect of changes in foreign exchange rate	(3,060)	1,379

Ending balance	¥134,572	¥238,337

	March 31, 2025	September 30, 2025
Weighted average guaranteed interest rate (%)	3.9	5.1
Benefits in excess of policy account balances (Millions of yen)	¥0	¥0
Cash surrender value (Millions of yen)	127,659	230,259

The following table provides information about fixed annuity and annuitization benefits for the fiscal year ended March 31, 2025 and for the six months ended September 30, 2025.

	Millions of yen
	March 31, 2025	September 30, 2025
Beginning balance	¥138,419	¥119,093

Transfer in	9,381	4,657
Surrenders and partial surrenders	(85)	(24)
Benefit payments and lump sum payments, etc.	(28,912)	(13,521)
Policy charges	(214)	(103)
Transfer out	(373)	(239)
Interests	895	406
Others	(18)	(10)

Ending balance	¥119,093	¥110,259

	March 31, 2025	September 30, 2025
Weighted average guaranteed interest rate (%)	0.7	0.7
Benefits in excess of policy account balances (Millions of yen)	¥0	¥0
Cash surrender value (Millions of yen)	113,492	104,798

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4
 –

The following table provides information about policy account balances for variable annuity and variable life insurance contracts and market risk benefits as of and for the fiscal year ended March 31, 2025, and for the six months ended September 30, 2025:

	Millions of yen
	March 31, 2025	September 30, 2025
Beginning balance	¥167,207	¥136,257

Effect of changes other than through net income and other comprehensive income	(23,706)	(10,571)
Surrenders and withdrawals	(4,924)	(2,366)
Transfer in	(6,902)	(3,163)
Benefit payments	(11,851)	(4,957)
Others	(29)	(85)

Changes through net income	(7,292)	17,278

Effect of changes in fair value of corresponding investment assets	(3,538)	21,719

Fee income	(3,590)	(1,636)
Effect of changes in fair value of market risk benefits	(164)	(2,805)

Changes through other comprehensive income	48	(264)
Effect of changes in the instrument-specific credit risk	48	(264)

Ending balance	¥136,257	¥142,700

	Millions of yen
	March 31, 2025	September 30, 2025
Policy account balances	¥136,662	¥146,174
Market risk benefits	(405)	(3,474)

Total	¥136,257	¥142,700

19.	Write-Downs of Long-Lived Assets
The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
As of March 31, 2025 and September 30, 2025, the long-lived assets and liabilities associated with those assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2025	As of September 30, 2025
Investment in operating leases	¥7,230	¥68,844
Property under facility operations	15,217	0
Office facilities	3,558	0
Other assets	22	10,558
Other liabilities	221	0
The long-lived assets classified as held for sale as of March 31, 2025 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment, Environment and Energy segment and Aircraft and Ships segment. The long-lived assets classified as held for sale as of September 30, 2025 are included in Real Estate segment and Aircraft, Ships segment and Asia and Australia segment.
The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

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For the six months ended September 30, 2024 and 2025, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥506 million and ¥1,397 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Six months ended September 30, 2024		Six months ended September 30, 2025
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Condominiums	¥5	2	¥6	2
Others*	235	—	1,116	—

Total	¥240	—	¥1,122	—

	Six months ended September 30, 2024		Six months ended September 30, 2025
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Condominiums	0	0	0	0
Others*	266	—	275	—

Total	¥266	—	¥275	—

*	For “Others,” the number of properties is omitted.
Losses of ¥102 million in Corporate Financial Services and Maintenance Leasing segment, ¥102 million in Real Estate segment, ¥59 million in PE Investment and Concession segment and ¥243 million in Environment and Energy segment were recorded for the six months ended September 30, 2024. Losses of ¥23 million in Corporate Financial Services and Maintenance Leasing segment, ¥6 million in Real Estate segment, ¥919 million in PE Investment and Concession segment
,
¥338
million in Environment and Energy segment and ¥111 million in Asia and Australia segment were recorded for the six months ended September 30, 2025.

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20.	Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2024 and 2025 is as follows:
During the six months ended September 30, 2024 and 2025, there was no stock compensation which was antidilutive.

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Net Income attributable to ORIX Corporation shareholders	¥182,946	¥271,096
Adjustment to Net Income	(12)	(48)

Net income used to calculate basic earnings per share	182,934	271,048

Adjustment to Net Income	12	48

Net income used to calculate diluted earnings per share	¥182,946	¥271,096

	Thousands of Shares
	Six months ended September 30, 2024	Six months ended September 30, 2025
Weighted-average shares	1,147,474	1,127,416
Effect of dilutive securities —
Stock compensation	2,074	2,587

Weighted-average shares for diluted EPS computation	1,149,548	1,130,003

	Yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥159.42	¥240.42
Diluted	159.15	239.91

Note:
The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation. (2,932,447 and 3,401,500 shares for the six months ended September 30, 2024 and 2025)

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21.	Derivative Financial Instruments and Hedging
Risk management policy
The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.
The Company and its subsidiaries appropriately manage exchange rate risk by using means such as foreign currency-denominated loans, foreign exchange contracts and currency swaps to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.
By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2025 and September 30, 2025.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements, foreign exchange contracts and forward agreements as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.
(b) Fair value hedges
The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. A certain subsidiary designates foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies in the insurance business. The subsidiary also uses interest rate swap agreements to hedge interest rate exposure of the fair values of bonds in foreign currencies in the insurance business.
(c) Hedges of net investment in foreign operations
The Company and its subsidiaries use foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries and equity method investments.
(d) Derivatives not designated as hedging instruments
The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

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The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2024 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative		Gains (losses) reclassified from other comprehensive income (loss) into income
		Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Interest rate swap agreements	¥(7,712)	¥0	¥(68)	¥0
Foreign exchange contracts	(803)	0	0	0
Foreign currency swap agreements	(4,906)	0	1,584	4,710
Options held/written and other	(2,193)	4	0	0
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥138	¥40	¥(92)	¥(13)
Foreign exchange contracts	(22,854)	142	22,944	(237)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense
Foreign exchange contracts	¥920	¥(790)	¥7,635
Borrowings and bonds in foreign currencies	(12,854)	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥0	¥8
Futures	(141)	0	1,259
Foreign exchange contracts	6,698	(10,630)	44,741
Credit derivatives held/written	0	0	0
Options held/written and other	0	0	(522)

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2024 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

– 1
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The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2025 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative		Gains (losses) reclassified from other comprehensive income (loss) into income
		Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Interest rate swap agreements	¥(2,575)	¥0	¥(121)	¥0
Foreign exchange contracts	298	0	945	(4,017)
Foreign currency swap agreements	5,174	0	1,124	(2,906)
Options held/written and other	(6,469)	50	0	0
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other			Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥0	¥0	¥(36)	¥0	¥(62)
Foreign exchange contracts	5,252	630	(2,995)	(5,217)	1,380
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense
Foreign exchange contracts	¥356	¥9,890	¥7,109
Borrowings and bonds in foreign currencies	4,554	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*1	Interest expense*2	Other (income) and expense
Interest rate swap agreements	¥0	¥0	¥33
Futures	(1,106)	0	2,513
Foreign exchange contracts	(3,070)	(2,436)	(11,733)
Credit derivatives held/written	0	0	(2)
Options held/written and other	0	0	95

*1
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2025 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

*2	The portion of gains (losses) recognized in income on derivative arising from foreign exchange contracts that represents interest rate adjustments is recognized as interest expense.

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The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2024 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥14,454	¥12	¥0
Options held/written and other	0	0	28
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at March 31, 2025 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥491,447	¥0	Long-term Debt	¥28,220	¥0
Installment Loans	22,451	(92)	—	—	—

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The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the six months ended September 30, 2025 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥8,761	¥(4)	¥0
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at September 30, 2025 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥593,523	¥1,634	Long-term Debt	¥25,900	¥0
Installment Loans	6,646	(51)	—	—	—

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Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2025 and September 30, 2025 are as follows.
March 31, 2025

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥676,691	¥17,788	Other Assets	¥2,768	Other Liabilities

Options held/written and other	94,608	98	Other Assets	7,323	Other Liabilities

Futures, foreign exchange contracts	932,649	9,515	Other Assets	25,445	Other Liabilities

Foreign currency swap agreements	303,060	9,570	Other Assets	159	Other Liabilities

Foreign currency long-term debt	250,702	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,477	¥81	Other Assets	¥6	Other Liabilities

Options held/written and other	582,939	15,669	Other Assets	6,392	Other Liabilities

Futures, foreign exchange contracts*	1,592,590	11,449	Other Assets	13,942	Other Liabilities

Credit derivatives written	1,000	0	—	3	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥5,575 million and foreign exchange contracts of ¥2,205 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2025, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥38 million and ¥38 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥57 million and ¥11 million at March 31, 2025, respectively.

September 30, 2025

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥660,629	¥17,766	Other Assets	¥2,843	Other Liabilities

Options held/written and other	85,362	7	Other Assets	12,589	Other Liabilities

Futures, foreign exchange contracts	947,525	2,661	Other Assets	36,648	Other Liabilities

Foreign currency swap agreements	461,350	16,098	Other Assets	573	Other Liabilities

Foreign currency long-term debt	92,444	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,303	¥75	Other Assets	¥2	Other Liabilities

Options held/written and other	779,487	15,871	Other Assets	7,029	Other Liabilities

Futures, foreign exchange contracts*	1,496,880	31,552	Other Assets	14,706	Other Liabilities

Credit derivatives held/written	1,357	8	Other Assets	1	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥2,629 million and foreign exchange contracts of ¥1,662 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at September 30, 2025, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥1 million and ¥6 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥33 million and ¥42 million at September 30, 2025, respectively.

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The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2025 and September 30, 2025 are as follows.
March 31, 2025

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥1,000	Less than three years	¥(3)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2025.
September 30, 2025

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥1,000	Less than two years	¥(1)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of September 30, 2025.

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22.	Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2025 and September 30, 2025 are as follows.
March 31, 2025

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥64,170	¥(20,495)	¥43,675	¥0	¥(557)	¥43,118

Total assets	¥64,170	¥(20,495)	¥43,675	¥0	¥(557)	¥43,118

Derivative liabilities	¥56,038	¥(20,495)	¥35,543	¥(13,802)	¥(12,777)	¥8,964

Total liabilities	¥56,038	¥(20,495)	¥35,543	¥(13,802)	¥(12,777)	¥8,964

September 30, 2025
	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥84,038	¥(37,649)	¥46,389	¥0	¥(11,326)	¥35,063

Total assets	¥84,038	¥(37,649)	¥46,389	¥0	¥(11,326)	¥35,063

Derivative liabilities	¥74,391	¥(37,649)	¥36,742	¥(20,101)	¥(6,942)	¥9,699

Total liabilities	¥74,391	¥(37,649)	¥36,742	¥(20,101)	¥(6,942)	¥9,699

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.

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23.	Estimated Fair Value of Financial Instruments
The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, equity method investments, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
March 31, 2025

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,206,573	¥1,206,573	¥1,206,573	¥0	¥0
Restricted cash	115,410	115,410	115,410	0	0
Installment loans (net of allowance for credit losses)	4,043,271	4,018,629	0	42,940	3,975,689
Equity securities*1	418,690	418,690	137,014	119,466	162,210
Available-for-sale debt securities	2,607,637	2,607,637	12,243	2,377,740	217,654
Other Assets:
Time deposits	1,400	1,400	0	1,400	0
Derivative assets*2	43,675	43,675	—	—	—
Reinsurance recoverables (Investment contracts)	138,441	126,480	0	0	126,480
Liabilities:
Short-term debt	¥549,680	¥549,680	¥0	¥549,680	¥0
Deposits	2,280,597	2,279,207	0	2,279,207	0
Policy liabilities and Policy account balances (Investment contracts)	237,702	214,937	0	0	214,937
Long-term debt	5,733,118	5,678,828	0	1,705,485	3,973,343
Accounts payable (Contingent consideration)	15,259	15,259	0	0	15,259
Other Liabilities:
Derivative liabilities *2	35,543	35,543	—	—	—

*1	The amount of ¥118,666 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

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September 30, 2025

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,275,912	¥1,275,912	¥1,275,912	¥0	¥0
Restricted cash	119,811	119,811	119,811	0	0
Installment loans (net of allowance for credit losses)	4,168,801	4,142,607	0	47,109	4,095,498
Equity securities*1	446,978	446,978	127,195	136,746	183,037
Trading debt securities	834	834	0	834	0
Available-for-sale debt securities	2,703,054	2,703,054	8,917	2,401,367	292,770
Other Assets:
Time deposits	5,367	5,367	0	5,367	0
Derivative assets*2	46,389	46,389	—	—	—
Reinsurance recoverables (Investment contracts)	241,910	231,601	0	0	231,601
Liabilities:
Short-term debt	¥609,876	¥609,876	¥0	¥609,876	¥0
Deposits	2,459,034	2,465,832	0	2,465,832	0
Policy liabilities and Policy account balances (Investment contracts)	332,752	295,502	0	0	295,502
Long-term debt	5,911,472	5,867,094	0	1,829,434	4,037,660
Accounts payable (Contingent consideration)	18,168	18,168	0	0	18,168
Other Liabilities:
Derivative liabilities *2	36,742	36,742	—	—	—

*1	The amount of ¥140,587 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”
Input level of fair value measurement
If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow
methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

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24.	Commitments, Guarantees and Contingent Liabilities
Commitments
—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥11,491 million and ¥10,253 million as of March 31, 2025 and September 30, 2025, respectively.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥4,947 million and ¥4,749 million for the six months ended September 30, 2024 and 2025, respectively. As of March 31, 2025 and September 30, 2025, the amounts due are as follows:

	Millions of yen
	March 31, 2025	September 30, 2025
Within one year	¥5,809	¥5,812
More than one year	7,660	6,113

Total	¥13,469	¥11,925

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥143,120 million and ¥86,181 million as of March 31, 2025 and September 30, 2025, respectively.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥437,496 million and ¥472,893 million as of March 31, 2025 and September 30, 2025, respectively.
Balance undrawn from the total amount of commitment to be used in accordance with the terms and conditions of relevant agreements to an equity method investee relating to the development of integrated resort was ¥270,168 million and ¥361,468 million as of March 31, 2025 and September 30, 2025, respectively. We will execute the amount of commitment depending on changes in circumstances such as the progress of the development.

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Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Losses Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2025 and September 30, 2025:

	March 31, 2025			September 30, 2025
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥558,862	¥5,223	2031	¥570,319	¥5,565	2032
Transferred loans	543,453	6,918	2062	550,686	8,535	2062
Real estate loans	8,408	135	2048	3,214	0	2026
Other	13,261	0	2044	15,411	0	2043

Total	¥1,123,984	¥12,276	—	¥1,139,630	¥14,100	—

Guarantee of corporate loans
:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2025 and September 30, 2025, total notional amount of the loans subject to such guarantees are ¥469,000 million and ¥474,000 million, respectively, and book value of guarantee liabilities are ¥2,474 million and ¥2,476 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance. In addition, the Company provides re-guarantees
for guarantee obligations guaranteed by equity method investees.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2025.
Guarantee of transferred loans:
A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval mainly from Fannie Mae under the Delegated Underwriting and Servicing program and Freddie Mac under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the six months ended September 30, 2025.
As of March 31, 2025 and September 30, 2025, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥2,683,671 million and ¥2,714,225 million, respectively.

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Guarantee of real estate loans:
The Company and certain subsidiaries guarantee real estate loans for consumer issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The real estate loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2025.
Other guarantees:
Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts. In addition to the above, joint guarantees for payment obligations of affiliated companies are included.
Allowance for
off-balance
sheet credit exposures—
If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were ¥9,766 million and ¥11,953 million as of March 31, 2025 and September 30, 2025, respectively. Additionally, provision for credit losses in the consolidated statements of income for the six months ended September 30, 2024 and 2025
was ¥1,673
million and ¥2,320 million respectively, which was mainly due to the deteriorating of markets in the Americas.
Contingencies—
The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
Collateral—
Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 10 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2025 and September 30, 2025:

	Millions of yen
	March 31, 2025	September 30, 2025
Lease payments, loans and investment in operating leases	¥301,092	¥294,204
Investment in securities	299,588	338,366
Property under facility operations	303,491	345,472
Other assets and other	115,982	165,832

Total	¥1,020,153	¥1,143,874

As of March 31, 2025 and September 30, 2025, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥154,926 million and ¥169,304 million, respectively, and debt liabilities of equity method investees were secured by equity method investments of ¥89,021 million and ¥118,736 million, respectively. As of March 31, 2025 and September 30, 2025, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥14,708 million and ¥14,874 million, respectively. In addition, ¥180,248 million and ¥351,696 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2025 and September 30, 2025.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of September 30, 2025.

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25.	Segment Information
The Group CEO, as the Chief Operating Decision Maker (“CODM”), regularly assesses segment performance and allocates management resources by using the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders of each business segment.
An overview of the operations for each of the ten operating segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment
Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management
PE Investment and Concession	:	Private equity investment and concession
Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management
Insurance	:	Life insurance
Banking and Credit	:	Banking and consumer finance
Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage
ORIX USA	:	Finance, investment and asset management in the Americas
ORIX Europe	:	Asset management of global equity and fixed income
Asia and Australia	:	Finance and investment businesses in Asia and Australia
The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are total assets except for certain cash and head office assets.

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Segment information for the six months ended September 30, 2024 and six months ended September 30, 2025 is as follows:

	Millions of yen
	Six months ended September 30, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	¥30,890	¥2,467	¥5,978	¥616	¥159	¥28,818	¥3,333
Gains on investment securities and dividends	1,460	845	586	(8)	0	65	139
Operating leases	139,859	37,842	20,605	39	0	0	41,900
Life insurance premiums and related investment income	0	0	0	0	235,014	0	0
Sales of goods and real estate	1,812	61,793	122,384	1,481	0	0	196
Services income	54,783	157,232	31,473	86,834	(1)	1,567	5,734

Total Segment Revenues	228,804	260,179	181,026	88,962	235,172	30,450	51,302

Interest expense	3,278	1,172	1,655	6,211	81	2,745	8,563
Costs of operating leases	98,878	11,941	13,072	9	0	0	17,581
Life insurance costs	0	0	0	0	166,834	0	0
Costs of goods and real estate sold	1,489	49,789	84,951	836	0	0	199
Services expense	29,522	125,059	21,928	65,705	0	4,433	2,151
Other (income) and expense*	8,757	703	(449)	562	(140)	106	(2,543)
Selling, general and administrative expenses	45,051	20,873	43,194	10,828	27,539	10,635	5,004
Provision for credit losses, and write-downs of long-lived assets and securities	1,060	60	93	238	1	308	(0)

Total Segment Expenses	188,035	209,597	164,444	84,389	194,315	18,227	30,955

Equity in Net income (Loss) of equity method investments and others	4,797	(225)	30,415	(2,227)	(0)	884	11,664

Segment Profits	45,566	50,357	46,997	2,346	40,857	13,107	32,011

Significant non-cash items:
Depreciation and amortization	77,763	9,494	12,910	16,713	14,842	326	13,728
Increase in policy liabilities and policy account balances	0	0	0	0	41,053	0	0
Expenditures for long-lived assets	100,876	40,706	7,941	21,293	77	0	174,188

	Millions of yen
	Six months ended September 30, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	¥53,163	¥1,990	¥37,885	¥165,299
Gains on investment securities and dividends	(280)	3,821	(47)	6,581
Operating leases	292	0	67,510	308,047
Life insurance premiums and related investment income	0	0	0	235,014
Sales of goods and real estate	235	0	246	188,147
Services income	22,255	120,866	12,016	492,759

Total Segment Revenues	75,665	126,677	117,610	1,395,847

Interest expense	22,225	373	20,972	67,275
Costs of operating leases	649	0	48,902	191,032
Life insurance costs	0	0	0	166,834
Costs of goods and real estate sold	151	0	229	137,644
Services expense	854	32,629	7,599	289,880
Other (income) and expense*	(2,284)	4,609	(621)	8,700
Selling, general and administrative expenses	45,360	69,026	21,782	299,292
Provision for credit losses, and write-downs of long-lived assets and securities	1,617	115	4,555	8,047

Total Segment Expenses	68,572	106,752	103,418	1,168,704

Equity in Net income (Loss) of equity method investments and others	9,514	872	4,932	60,626

Segment Profits	16,607	20,797	19,124	287,769

Significant non-cash items:
Depreciation and amortization	1,736	3,202	47,103	197,817
Increase in policy liabilities and policy account balances	0	0	0	41,053
Expenditures for long-lived assets	878	480	86,152	432,591

*
“Other (income) and expense” includes items such as expenses of taxes and insurance premiums related to finance leases, impairment losses on goodwill and other intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

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	Millions of yen
	Six months ended September 30, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	¥35,585	¥2,439	¥6,433	¥3,772	¥72	¥39,642	¥2,020
Gains on investment securities and dividends	2,398	1,103	475	20,092	0	(3,976)	251
Operating leases	150,390	25,700	17,492	48	0	0	44,048
Life insurance premiums and related investment income	0	0	0	0	300,947	0	0
Sales of goods and real estate	2,020	64,965	134,971	1,534	0	0	553
Services income	54,211	179,647	38,124	89,295	0	1,237	9,064

Total Segment Revenues	244,604	273,854	197,495	114,741	301,019	36,903	55,936

Interest expense	5,666	2,566	2,436	6,946	259	8,790	10,189
Costs of operating leases	103,609	12,224	11,359	9	0	0	23,031
Life insurance costs	0	0	0	0	221,076	0	0
Costs of goods and real estate sold	1,631	54,982	94,912	1,022	0	0	420
Services expense	29,578	133,414	25,863	65,685	0	4,289	3,857
Other (income) and expense*	10,190	(3,014)	(4,027)	(5,249)	(3)	13	1,282
Selling, general and administrative expenses	44,986	22,995	44,318	12,875	28,857	11,961	6,657
Provision for credit losses, and write-downs of long-lived assets and securities	609	138	936	335	(26)	207	(1)

Total Segment Expenses	196,269	223,305	175,797	81,623	250,163	25,260	45,435

Equity in Net income (Loss) of equity method investments and others	10,305	(1,455)	34,959	86,567	(0)	886	11,451

Segment Profits	58,640	49,094	56,657	119,685	50,856	12,529	21,952

Significant non-cash items:
Depreciation and amortization	82,359	9,409	10,476	15,972	12,195	(100)	16,487
Increase in policy liabilities and policy account balances	0	0	0	0	196,700	0	0
Expenditures for long-lived assets	121,442	25,671	8,878	21,758	102	65	121,490

	Millions of yen
	Six months ended September 30, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	¥51,219	¥1,518	¥35,309	¥178,009
Gains on investment securities and dividends	7,801	9,437	167	37,748
Operating leases	1,038	0	67,820	306,536
Life insurance premiums and related investment income	0	0	0	300,947
Sales of goods and real estate	575	0	219	204,837
Services income	24,039	122,930	11,168	529,715

Total Segment Revenues	84,672	133,885	114,683	1,557,792

Interest expense	24,980	265	18,916	81,013
Costs of operating leases	1,297	0	48,393	199,922
Life insurance costs	0	0	0	221,076
Costs of goods and real estate sold	267	0	198	153,432
Services expense	867	33,764	7,235	304,552
Other (income) and expense*	(395)	3,429	(325)	1,901
Selling, general and administrative expenses	49,684	74,172	22,405	318,910
Provision for credit losses, and write-downs of long-lived assets and securities	6,911	148	2,877	12,134

Total Segment Expenses	83,611	111,778	99,699	1,292,940

Equity in Net income (Loss) of equity method investments and others	(2,864)	(28)	4,709	144,530

Segment Profits	(1,803)	22,079	19,693	409,382

Significant non-cash items:
Depreciation and amortization	717	3,365	46,718	197,598
Increase in policy liabilities and policy account balances	0	0	0	196,700
Expenditures for long-lived assets	1,796	303	89,653	391,158

*
“Other (income) and expense” includes items such as expenses of taxes and insurance premiums related to finance leases, impairment losses on goodwill and other intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

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Segment information as of March 31, 2025 and September 30, 2025 is as follows:

	Millions of yen
	As of March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	¥569,380	¥45,810	¥1,640	¥2,092	¥0	¥0	¥0
Installment loans	424,370	30	124,411	3,609	12,805	2,511,736	36,119
Investment in operating leases	557,625	311,377	46,796	237	26,167	0	599,813
Investment in securities	29,690	6,209	6,117	32,032	2,234,453	305,441	9,387
Property under facility operations and servicing assets	43,857	175,153	53,832	487,241	0	0	28
Inventories	433	182,652	41,021	2,551	0	0	1,588
Advances for finance lease and operating lease	6,177	78,044	3	0	0	0	27,816
Equity method investments	16,375	177,956	148,274	170,946	35,865	43,934	402,567
Advances for property under facility operations	143	7,401	728	70,081	0	0	0
Goodwill, intangible assets acquired in business combinations*1	25,268	50,801	331,003	120,743	4,452	0	43,024
Other assets*2	211,247	122,860	269,119	126,643	695,492	283,460	111,631

Segment Assets	1,884,565	1,158,293	1,022,944	1,016,175	3,009,234	3,144,571	1,231,973

	Millions of yen
	As of March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	¥451	¥0	¥547,966	¥1,167,339
Installment loans	652,805	0	315,128	4,081,013
Investment in operating leases	21,260	0	394,764	1,958,039
Investment in securities	487,022	86,008	37,768	3,234,127
Property under facility operations and servicing assets	76,469	0	1,844	838,424
Inventories	137	0	615	228,997
Advances for finance lease and operating lease	0	0	4,833	116,873
Equity method investments	54,817	8,578	260,395	1,319,707
Advances for property under facility operations	0	0	51	78,404
Goodwill, intangible assets acquired in business combinations*1	171,884	354,801	6,986	1,108,962
Other assets*2	129,094	219,919	155,277	2,324,742

Segment Assets	1,593,939	669,306	1,725,627	16,456,627

*1.	In ORIX USA segment, there are no goodwill or intangible assets acquired in business combinations related to noncontrolling interests or redeemable noncontrolling interests.
In ORIX Europe segment, goodwill and intangible assets acquired in business combinations related to noncontrolling interests amount to ¥6,660 million, and there are no goodwill or intangible assets related to redeemable noncontrolling interests.

*2.
Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

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	Millions of yen
	As of September 30, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	¥569,392	¥42,489	¥1,375	¥1,838	¥0	¥0	¥11,768
Installment loans	397,929	21	129,094	4,884	13,849	2,631,885	25,993
Investment in operating leases	583,204	329,729	46,504	229	26,050	0	626,577
Investment in securities	32,341	10,042	6,371	148,462	2,296,469	255,716	4,506
Property under facility operations and servicing assets	43,219	158,463	66,860	487,081	0	0	26
Inventories	643	192,716	41,897	2,330	0	0	1,842
Advances for finance lease and operating lease	5,242	66,865	39	0	0	0	34,820
Equity method investments	8,338	206,442	190,703	10,365	40,348	43,840	402,807
Advances for property under facility operations	19	7,578	3,383	74,608	0	0	0
Goodwill, intangible assets acquired in business combinations*1	24,774	49,752	337,643	112,496	4,452	0	50,960
Other assets*2	190,215	96,249	230,925	135,079	759,477	322,176	96,755

Segment Assets	1,855,316	1,160,346	1,054,794	977,372	3,140,645	3,253,617	1,256,054

	Millions of yen
	As of September 30, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	¥428	¥0	¥573,261	¥1,200,551
Installment loans	721,213	0	283,373	4,208,241
Investment in operating leases	27,312	0	438,307	2,077,912
Investment in securities	508,690	95,095	35,054	3,392,746
Property under facility operations and servicing assets	75,660	0	2,033	833,342
Inventories	518	0	206	240,152
Advances for finance lease and operating lease	0	0	3,217	110,183
Equity method investments	79,389	8,517	249,690	1,240,439
Advances for property under facility operations	0	0	0	85,588
Goodwill, intangible assets acquired in business combinations*1	329,036	377,703	6,840	1,293,656
Other assets*2	174,922	238,474	149,136	2,393,408

Segment Assets	1,917,168	719,789	1,741,117	17,076,218

*1.
In ORIX USA segment, there are
no
goodwill or intangible assets acquired in business combinations related to noncontrolling interests. Goodwill and intangible assets acquired in business combinations related to redeemable noncontrolling interests amount to ¥45,355 million.

In ORIX Europe segment, goodwill and intangible assets acquired in business combinations related to noncontrolling interests amount to ¥6,841 million, and there are no goodwill or intangible assets related to redeemable noncontrolling interests.

*2.
Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

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The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen
	Six months ended September 30, 2024	Six months ended September 30, 2025
Segment revenues:
Total revenues for segments	¥1,395,847	¥1,557,792
Revenues related to corporate assets	34,620	43,292
Revenues from inter-segment transactions	(26,834)	(36,587)

Total consolidated revenues	¥1,403,633	¥1,564,497

Segment profits:
Total profits for segments	¥287,769	¥409,382
Corporate profits (losses)	(30,109)	(21,949)
Net income (loss) attributable to the noncontrolling interests and net income (loss) attributable to the redeemable noncontrolling interests	(669)	4,049

Total consolidated income before income taxes	¥256,991	¥391,482

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The following information represents disaggregation of revenues for revenues from contracts with customers, by goods or services category for the six months ended September 30, 2024 and 2025.
For the six months ended September 30, 2024

	Millions of yen
	Six months ended September 30, 2024
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥1,812	¥1,972	¥122,384	¥1,481	¥0	¥0	¥196
Real estate sales	0	59,821	0	0	0	0	0
Asset management and servicing	170	3,549	0	63	0	0	22
Automobile related services	32,327	0	0	106	0	0	0
Facilities operation	0	40,003	0	0	0	0	0
Environment and energy services	1,747	23	36	86,340	0	0	0
Real estate management and brokerage	0	51,132	0	0	0	0	0
Real estate contract work	0	51,013	22,973	0	0	0	0
Other	20,539	1,002	8,464	310	(1)	1,567	5,712

Total revenues from contracts with customers	56,595	208,515	153,857	88,300	(1)	1,567	5,930

Other revenues *	172,209	51,664	27,169	662	235,173	28,883	45,372

Segment revenues/Total revenues	¥228,804	¥260,179	¥181,026	¥88,962	¥235,172	¥30,450	¥51,302

	Millions of yen
	Six months ended September 30, 2024
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥235	¥0	¥246	¥128,326	¥2,727	¥131,053
Real estate sales	0	0	0	59,821	0	59,821
Asset management and servicing	6,845	120,784	37	131,470	(116)	131,354
Automobile related services	0	0	11,239	43,672	0	43,672
Facilities operation	0	0	0	40,003	675	40,678
Environment and energy services	0	0	0	88,146	(681)	87,465
Real estate management and brokerage	0	0	0	51,132	(713)	50,419
Real estate contract work	0	0	0	73,986	(896)	73,090
Other	1,376	82	647	39,698	5,790	45,488

Total revenues from contracts with customers	8,456	120,866	12,169	656,254	6,786	663,040

Other revenues *	67,209	5,811	105,441	739,593	1,000	740,593

Segment revenues/Total revenues	¥75,665	¥126,677	¥117,610	¥1,395,847	¥7,786	¥1,403,633

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

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For the six months ended September 30, 2025

	Millions of yen
	Six months ended September 30, 2025
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥2,020	¥2,155	¥134,971	¥1,534	¥0	¥0	¥553
Real estate sales	0	62,810	0	0	0	0	0
Asset management and servicing	101	3,815	0	68	0	0	16
Automobile related services	34,607	0	0	93	0	0	0
Facilities operation	0	50,019	790	0	0	0	0
Environment and energy services	1,826	24	0	87,618	0	0	0
Real estate management and brokerage	0	53,886	0	0	0	0	0
Real estate contract work	396	49,015	26,653	0	0	0	0
Other	17,229	787	10,681	867	0	1,237	9,048

Total revenues from contracts with customers	56,179	222,511	173,095	90,180	0	1,237	9,617

Other revenues *	188,425	51,343	24,400	24,561	301,019	35,666	46,319

Segment revenues/Total revenues	¥244,604	¥273,854	¥197,495	¥114,741	¥301,019	¥36,903	¥55,936

	Millions of yen
	Six months ended September 30, 2025
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥575	¥0	¥219	¥142,027	¥2,127	¥144,154
Real estate sales	0	0	0	62,810	0	62,810
Asset management and servicing	6,265	122,908	251	133,424	(163)	133,261
Automobile related services	0	0	9,990	44,690	(78)	44,612
Facilities operation	0	0	0	50,809	869	51,678
Environment and energy services	0	0	0	89,468	(650)	88,818
Real estate management and brokerage	0	0	0	53,886	(695)	53,191
Real estate contract work	0	0	0	76,064	(827)	75,237
Other	6,151	22	815	46,837	4,985	51,822

Total revenues from contracts with customers	12,991	122,930	11,275	700,015	5,568	705,583

Other revenues *	71,681	10,955	103,408	857,777	1,137	858,914

Segment revenues/Total revenues	¥84,672	¥133,885	¥114,683	¥1,557,792	¥6,705	¥1,564,497

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

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26.	Subsequent Events
There are no material subsequent events.

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